Grupo PRISA



03 MAR 26 AM 7:21



03050427

To: **Mr. Paul Dudek**

Office of International Corporate Finance
Securities Exchange Comission

No. Fax: 1-202-942.96.24

SUPPL

From: **Mr. Miguel Satrústegui**

Promotora de Informaciones, S.A.

No. Fax: 91.330.10.70

Date: 25/03/03
No. of pages (including this one): -29-

PROCESSED
MAY 20 2003
THOMSON
FINANCIAL

Re: Promotora de Informaciones, S.A. (File No. 82-5213)
Information Pursuant to Rule 12g3-2(b)

Dear Sir,

Pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), please find enclosed the following documentation:

A. Notice of significant event (*Comunicación de hecho relevante*), dated January, 29, 2003, regarding the increase of the stake that Prisa holds in the share capital of Iberbanda, S.A. (from 18,62% to 24,23%) as a consequence of: i) a capital increase of Iberbanda, S.A. and ii) an execution of stock options upon treasury shares of Iberbanda. Prisa has invested 1,5 million Euros in this operations. The *Comunicación de hecho relevante* (in Spanish) is attached as Item 1. No English translations, versions or summaries of this document has been prepared.

B. Notice of significant event (*Comunicación de hecho relevante*), dated January 29, 2003, regarding the new agreement reached between Sogecable, S.A. and Telefónica de Contenidos, S.A.U. for the integration of its digital platforms. In order to support the integration of the platforms, Prisa, Groupe Canal + and Telefónica, have

dlw 5/12

committed to sign a participating loan for 50 million euros each, due in ten years. The *Comunicación de hecho relevante* (in Spanish) is attached as Item 2. An English language press release regarding the subject matter of the *Comunicación de hecho relevante* is attached as Item 3. The English version of the press release was not filed with the CNMV.

C. Notice dated February 6, 2003, giving some information of the Audit Committee. This Notice (in Spanish) is attached as Item 4. No English translations, versions or summaries of this document has been prepared.

D. Notice of significant event (*Comunicación de hecho relevante*), dated February 21, 2003, regarding the second semi- annual report of the year 2002. The *Comunicación de hecho relevante* (in Spanish) is attached as Item 5. An English language press release regarding the subject matter of the *Comunicación de hecho relevante* is attached as Item 6. The English version of the press release was not filed with the CNMV.

E. Notice of significant event (*Comunicación de hecho relevante*), dated March 20, 2003, regarding the notice of the General Shareholders' Meeting and related agenda. The *Comunicación de hecho relevante* (in Spanish) is attached as Item 7. No English translations, versions or summaries of this document has been prepared.

F. Notice of significant event (*Comunicación de hecho relevante*), dated March 24, 2003, attaching the announcement of the notice of the General Shareholders' Meeting to be made public the 25 March. The following documents that were attached to said notice are available in the web of the company (www.prisa.es.): i) audited financial statements of the Company and its consolidated Group referred to the year 2002 and ii) report of the Board of Directors regarding the point number 5 of the Agenda. The *Comunicación de hecho relevante* (in Spanish) is attached as Item 8. No English translations, versions or summaries of this document has been prepared.

This information is being furnished under Paragraph (b)(1)(iii) of Rule 12g3-2, with the understanding that such information and documents will not be deemed filed with the SEC or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that this company is subject to the Exchange Act.

Should you have any questions, please do not hesitate to contact the undersigned at 34-91. 330.10.00, in Madrid, (Spain), calle Gran Vía, 32, 6ª.

Very truly yours,



Miguel Satrústegui
General Secretary

Enclosures

ITEM 1

Grupo PRISA



COMUNICACION DE INFORMACION RELEVANTE

Madrid, a 29 de enero de 2003

PROMOTORA DE INFORMACIONES, S.A. comunica el aumento de su participación en el capital social de IBERBANDA, S.A., de un 18,62% hasta un 24,23%, como consecuencia de la suscripción parcial de una ampliación de capital y de la utilización de un derecho de opción de compra sobre acciones de la compañía en régimen de autocartera.

Esta operación ha supuesto una inversión total de un millón y medio de euros.

A consecuencia de tales operaciones y una vez ejecutados los compromisos asumidos, la participación de PROMOTORA DE INFORMACIONES, S.A. queda igualada a la de INFORMATICA EL CORTE INGLES, S.A. como primeros accionistas de IBERBANDA, S.A. Los restantes accionistas son: SERCOTEL (TELMEX), OMEGA CAPITAL, CAJA DUERO, IBERCAJA, CAJA SAN FERNANDO, CAJA DE AHORROS EL MONTE y DIARIO DE BURGOS.

Miguel Satrústegui Gil-Delgado
Secretario General

ITEM 2

Grupo PRISA 

COMUNICACIÓN DE INFORMACIÓN RELEVANTE

Madrid, a 29 de enero de 2003

PROMOTORA DE INFORMACIONES, S.A. comunica que -en el contexto del acuerdo que han alcanzado en el día de hoy SOGECABLE, S.A. y TELEFÓNICA DE CONTENIDOS, S.A.U., con vistas a adaptar el que suscribieron el 8 de mayo de 2002 a las condiciones establecidas por el Consejo de Ministros para la ejecución de la operación de integración de VIA DIGITAL en SOGECABLE- se ha comprometido a proporcionar a SOGECABLE un crédito participativo de cincuenta millones de euros que tendrá un plazo de diez años, al que se aplicarán la mismas condiciones que a los créditos participativos que se han comprometido a proporcionar TELEFONICA CONTENIDOS y GROUPE CANAL+, igualmente por importe de cincuenta millones de euros cada una.

Miguel Satrústegui Gil-Delgado
Secretario General

ITEM 3

Telefónica Sogecable

To the attention of the Economy and Communications sections

SOGECABLE AND TELEFÓNICA DECIDE TO CONTINUE WITH THE PROCESS OF INTEGRATING THEIR RESPECTIVE DIGITAL PLATFORMS

PRESS RELEASE

The Chairmen of Sogecable and Telefónica decided today to continue with the process of integrating their respective digital platforms in compliance with the requirements imposed by the Council of Ministers on November 29th. Today, the two companies reached a new agreement that on one hand develops, specifies, and partially modifies the agreement signed on May 8th, and on the other, adjusts the agreement to conform to the content of the action plans of the new company that are required by the resolution of the Council of Ministers.

The latest agreement stipulates that Sogecable will carry out a capital increase by issuing 28,981,121 new shares, which will represent 23% of the resulting capital, intended for subscription by the current shareholders of Vía Digital. The agreement considers the possibility, initially excluded, that Telefónica's final share in the equity capital of Sogecable may exceed the shares of Prisa and Groupe Canal+, which, following the dilution resulting from the capital increase and the conversion of 100% of the equity capital of Vía Digital, would be 16.38% of the resulting equity capital. Telefónica will waive the exercise of the political rights resulting from this percentage at the time of the conversion.

On the other hand, the agreement includes Telefónica's desire to remain as a shareholder of Sogecable for at least three years following the share conversion. Telefónica's representation on the Board of

Directors of Sogecable will be similar to that of the rest of the shareholders of reference.

In order to support the integration of the platforms, Prisa, Groupe Canal+, and Telefónica will sign a participative loan for 50 million euros each, due in ten years. In addition, Sogecable will offer its shareholders the possibility of participating in a subordinate loan of 175 million euros, which will be guaranteed by Telefónica.

Vía Digital and Sogecable have also agreed that prior to the merger, the debt of both companies will not exceed 425 million and 705 million respectively.

Today the parties also filed a judicial review before the Court Number Three of the Supreme Court requesting the annulment of those conditions that would not impede open competition between the operators and that could complicate the future development of the resulting company. The appeal concerns the limitations in regard to prices, commercialization, distribution, and strategic agreements, as well as the duration of the conditions in question.

The merger of the two companies will give rise to the leading pay television platform in Spain, with more than 2.5 million customer households and aggregate earnings in 2002 of more than 1,300 million euros.

The agreement will contribute decisively to the development of the Spanish audio-visual market and will encourage the rapid implementation of digital systems in Spanish households for the benefit of both users and the industry.

Best regards,
Communications Department
January 29, 2003

ITEM 4

Grupo PRISA 

Madrid, 6 de febrero de 2003

Ref: Su carta con Registro de Salida 2003005552 27ENE 2003

Nos referimos a su atenta carta de fecha 27 de enero de 2003 y le informamos al respecto como sigue:

1. El Consejo de Administración de PROMOTORA DE INFORMACIONES, S.A. en sesión de fecha 19 de julio de 2001, constituyó la denominada "Comisión de Auditoria y Cumplimiento".

   Las normas de funcionamiento de la Comisión de Auditoria y Cumplimiento están reguladas en el Reglamento del Consejo de Administración, aprobado por el mismo el 21 de junio de 2001.

   Las responsabilidades básicas de la Comisión de Auditoria y Cumplimiento, sin perjuicio de otros cometidos que le asigne el Consejo, son:

   a) *Proponer la designación del auditor de cuentas externo, las condiciones de contratación, el alcance del mandato profesional y, en su caso, la revocación o no renovación;*

   b) *Revisar las cuentas de la Compañía, vigilar el cumplimiento de los requerimientos legales y la correcta aplicación de los principios de contabilidad generalmente aceptados, así como informar de las propuestas de modificación de principios y criterios contables sugeridos por la dirección;*

Grupo PRISA 

c) *Supervisar el cumplimiento del contrato de auditoria, procurando que la opinión sobre las cuentas anuales y los contenidos principales del Informe de auditoria sean redactados de forma clara y precisa;*

d) *Revisar los folletos de emisión y de información financiera periódica que deba suministrar el Consejo a los mercados y sus órganos de supervisión;*

e) *Examinar el cumplimiento del Reglamento Interno de conducta en los mercados de valores, del presente Reglamento y, en general, de las reglas de gobierno de la Compañía y hacer las propuestas necesarias para su mejora. En particular, corresponde a la Comisión de Auditoria y Cumplimiento recibir información y, en su caso, emitir informes sobre las medidas disciplinarias a los altos directivos de la Compañía;*

f) *Analizar e informar sobre las operaciones singulares de inversión, cuando por su importancia así lo solicite el Consejo;*

g) *Ejercer aquellas otras competencias asignadas a dicha Comisión en el presente Reglamento.*

Al funcionamiento de la Comisión le son aplicables las mismas normas establecidas para el Consejo, estando previsto que se reúna periódicamente en función de las necesidades y, al menos, cuatro veces al año.

2.- Los Consejeros integrantes de la Comisión de Auditoria y Cumplimiento son:

Presidente:
Consejero Externo Independiente - D. Matias Cortés Domínguez
Vocales:
Consejero Externo Independiente - D. Juan Salvat Dalmau
Consejero Externo Dominical - D. Borja Jesús Pérez Arauna
Consejero Externo Independiente - D. José Buenaventura Terceiro Lomba
Consejero Externo Dominical - D. Adolfo Valero Cascante

El Secretario de la Comisión es el del Consejo de Administración, D. Miguel Satrústegui Gil-Delgado.

Adicionalmente estará obligado a asistir a las sesiones de la Comisión, y a prestarle su colaboración y acceso a la información de que disponga, cualquier miembro del equipo directivo o del personal de la Compañía que fuese requerido a tal fin. También podrá requerir la Comisión la asistencia a sus sesiones de los auditores de cuentas.

Grupo PRISA 

3.- En cumplimiento de lo dispuesto en el art. 47 de la Ley 44/2002, de 22 de noviembre, de Medidas de Reforma del Sistema Financiero, la próxima Junta General Ordinaria de Accionistas de PROMOTORA DE INFORMACIONES, S.A., incluirá un punto en su Orden del Día relativo a la fijación en los Estatutos Sociales del número de miembros, de las competencias y de las normas de funcionamiento de dicha Comisión.

La presente contestación se mostrará en la página web de PROMOTORA DE INFORMACIONES, S.A.

Jesús de Polanco
Presidente

ITEM 5

REFERENCIA DE SEGURIDAD:

GENERAL

INFORMACION CORRESPONDIENTE AL:

SEMESTRE: SEGUNDO — AÑO: 2002

I. DATOS IDENTIFICATIVOS DEL EMISOR

Denominación Social:
PROMOTORA DE INFORMACIONES, S.A.

Domicilio Social:
C/ GRAN VÍA, 32, 6ª PLANTA

N.I.F.:
A28297059

Personas que asumen la responsabilidad de esta información, cargos que ocupan e identificación de los poderes o facultades en virtud de los cuales ostentan la representación de la sociedad:

JUAN LUIS CEBRIAN ECHARRI, CONSEJERO DELEGADO DEL GRUPO PRISA. ESCRITURA 2387/99 DE 5 DE JULIO DE 1999.

Firma:

CONTENIDO INFORMACION SEMESTRAL
(marcar con una X en caso afirmativo)

		Individual	Consolidado
I. Datos Identificativos del Emisor	0010	X	X
II. Variación del Grupo Consolidado	0020		X
III. Bases de Presentación y Normas de Valoración	0030	X	X
IV. Balance de Situación	0040	X	X
V. Cuenta de Pérdidas y Ganancias	0050	X	X
VI. Distribución por Actividad del Importe Neto de la Cifra de Negocio	0060	X	X
VII. Número de Personas Empleadas	0070	X	X
VIII. Evolución de los Negocios	0080	X	X
IX. Dividendos Distribuidos	0090	X	
X. Hechos Significativos	0100	X	X
XI. Anexo Explicativo Hechos Significativos	0110	X	X
XII. Informe Especial de los Auditores	0120		X

II. VARIACION DE LAS SOCIEDADES QUE FORMAN EL GRUPO CONSOLIDADO (19)

Ver anexos 1, 2 y 3.

III. BASES DE PRESENTACION Y NORMAS DE VALORACION

(En la elaboración de los datos e informaciones de carácter financiero-contable incluidos en la presente información pública periódica, deberán aplicarse los principios, normas de valoración y criterios contables previstos en la normativa en vigor para la elaboración de información de carácter financiero-contable a incorporar a las cuentas anuales y estados financieros intermedios correspondiente al sector al que pertenece la entidad. Si excepcionalmente no se hubieran aplicado a los datos e informaciones que se adjuntan los principios y criterios de contabilidad generalmente aceptados exigidos por la correspondiente normativa en vigor, este hecho deberá ser señalado y motivado suficientemente, debiendo explicarse la influencia que su no aplicación pudiera tener sobre el patrimonio, la situación financiera y los resultados de la empresa o su grupo consolidado. Adicionalmente, y con un alcance similar al anterior, deberán mencionarse y comentarse las modificaciones que, en su caso y en relación con las últimas cuentas anuales auditadas, puedan haberse producido en los criterios contables utilizados en la elaboración de las informaciones que se adjuntan. Si se han aplicado los mismos principios, criterios y políticas contables que en las últimas cuentas anuales, y si aquellos responden a lo previsto en la normativa contable en vigor que le sea de aplicación a la entidad, indíquese así expresamente).

En la elaboración de los datos e informaciones de carácter financiero-contable incluidos en la presente información pública periódica, se han aplicado los principios, normas de valoración y criterios previstos en la normativa en vigor para la elaboración de información de carácter financiero-contable a incorporar a las cuentas anuales y estados financieros intermedios.

NOTA: en caso de ser insuficiente el espacio reservado en estos cuadros para las explicaciones solicitadas, la sociedad podrá adjuntar cuantas hojas adicionales considere necesarias.

ANEXO 1

Variaciones del perímetro de consolidación

Unidad de Negocio Prensa España

- **Eje de Editores Media, S.L.** Con fecha de 10 de julio se comunicó la constitución de esta sociedad, participada al 50% por GMI, y la sociedad del Grupo Zeta, Ediciones Primera Plana, y cuyo objeto es la realización y comercialización de suplementos y revistas para los periódicos de información general que ambas sociedades editan en España. Como PRISA ostenta un 100% de GMI, la participación indirecta de PRISA en la sociedad asciende al 50%. Se consolida por integración proporcional.

- **Servicom, S.L.** Novotécnica,S.A incrementó su participación en Servicom desde el 11,1% hasta el 58,8%, como consecuencia de haber suscrito íntegramente una ampliación de capital efectuada por Servicom. La participación indirecta de Prisa en Servicom, S.L es del 36,4%. Se consolida por puesta en equivalencia.

Unidad de Negocio Ocio y Entretenimiento

- **Tesela Produciones Cinematográficas, S.L.** En junio de 2002, Plural Entertainment España, S.L adquiere una participación del 83,5% en la sociedad, que se incorpora al consolidado en septiembre. Posteriormente, por acuerdo de la Junta General de Socios de 24 de octubre de 2002, Plural Entertainment España, S.L suscribe íntegramente una ampliación de capital efectuada por Tesela, con lo que su participación en dicha sociedad aumenta hasta el 90,4%. PRISA posee una participación indirecta en Tesela a través de Plural del 90,4%. La sociedad se consolida por integración global.

Unidad de Negocio Televisiones Locales

- **Promotora de Emisoras de Televisión, S.A (Pretesa).** Como consecuencia del acuerdo alcanzado por PRISA con Fingalicia, S.A y Agrupación Radiofónica, S.A., comunicado el 11 de julio de 2002, la participación de PRISA en Pretesa disminuye un 14%, hasta el 86%. Se sigue consolidando por integración global.

- **Axarquía Visión, S.A.** Málaga Altavisión, S.A. adquiere una participación del 80% en dicha sociedad que se incorpora al consolidado en diciembre de 2002. La participación indirecta de PRISA en Axarquía Visión es de un 38,29%. Se consolida por puesta en equivalencia.

- **Promotora Audiovisual de Jaén, S.A.** El 19 de junio de 2002 se constituye esta sociedad, incorporándose al perímetro de consolidación en diciembre. PRISA participa indirectamente en la sociedad con un 32%. Se consolida por puesta en equivalencia.

- **Productora Audiovisual de Mallorca, S.A.** Se incorporó al consolidado en octubre de 2002. La participación indirecta de PRISA en la sociedad es de un 85,9%. Se consolida por integración global.

- **Televisión, Medios y Publicidad, S.L.** El 4 de julio de 2002, Pretesa adquiere una participación adicional del 15,3% en la sociedad, hasta alcanzar el 69,7%. PRISA participa indirectamente con un 59,9% en Televisión, Medios y Publicidad, S.L. Se consolida por integración global.

- **Productora de Televisión de Almería, S.A.** Se incorpora al consolidado en diciembre de 2002. PRISA participa indirectamente con un 53% en dicha sociedad. Se consolida por puesta en equivalencia.

- **Málaga Altavisión, S.A.** Pretesa eleva su participación del 46,76% hasta el 55,65% en dicha sociedad. PRISA participa indirectamente en un 47,9% en Málaga Altavisión. Se consolida por puesta en equivalencia.

- **Telecomunicaciones Antequera.** Málaga Altavisión,S.A eleva su participación en la sociedad hasta el 93,01% mediante una compraventa de acciones que tuvo lugar en diciembre. PRISA participa indirectamente en Telecomunicaciones Antequera en un 44,5%. Se consolida por puesta en equivalencia.

Unidad de Negocio Medios Internacional

- **Grupo Latino de Radio, S.L.** Esta sociedad se constituyó el 16 de julio de 2002 y con fecha de 7 de octubre se comunicó que PRISA y BAVARIA procedieron a aportar a la sociedad holding, Grupo Latino de Radio, S.L sus respectivas acciones en la cadena de radiodifusión colombiana, Grupo Caracol. Asimismo, Promotora de Informaciones, S.A aportó a Grupo Latino de Radio, S.L su cuota del 50% en el capital social de la subholding que agrupa sus participaciones en radios de Chile, Costa Rica, Panamá, Estados Unidos y Francia, y su cuota del 50% en el capital social de Sistema Radiópolis, S.A de C.V.
Tras las referidas aportaciones, Grupo Latino de Radio, S.L queda participada en un 86,7% por Prisa División Internacional, S.L, que a su vez es 100% propiedad de Promotora de Informaciones, S.A. Se consolida por integración global.

ANEXO 2

- **Caracol.** Tras la aportación de las acciones que PRISA y BAVARIA ostentaban en CARACOL a la sociedad holding Grupo Latino de Radio, S.L, hecho comunicado el 7 de octubre de 2002, PRISA participa indirectamente en CARACOL con un 67,1%. Se consolida por integración global.

Unidad de Negocio de Educación y Formación

- **Suma de Lletres Catalana, S.L.** Con fecha de 17 de abril se constituye esta sociedad, y se incorpora al consolidado en noviembre de 2002. Prisa participa indirectamente en Suma de Lletres con un 33,5%. Se consolida por puesta en equivalencia.

Unidad de Negocio de Radio España

- **Ediciones LM.** Unión Radio pasa a tener el 50% de esta sociedad. Prisa participa indirectamente con un 40% en Ediciones LM. Se consolida por puesta en equivalencia.

Unidad de Negocio de Prisacom

- **Información, Telefonía y Comunicación, S.A.** Inversiones Digitales, S.A. incrementa su participación del 50% al 100% en dicha sociedad. La participación indirecta de Prisa en la sociedad asciende a un 50%. Se consolida por puesta en equivalencia.

- **Sistemtel Telecomunicaciones Bolivia, S.A.** Inversiones Digitales, S.A. incrementa su participación del 50% al 100% en dicha sociedad. La participación indirecta de Prisa en la sociedad asciende a un 50%. Se consolida por puesta en equivalencia.

Unidad de Negocio de Recursos/Distribución

- **Val Disme.** Como consecuencia de cambios en su accionariado, a raíz de una serie compraventas realizadas el 18 de julio de 2002, la participación indirecta de PRISA en la sociedad asciende al 23,75%. Se consolida por puesta en equivalencia.

- **Distribuciones Papiro, S.L.** El 7 de noviembre de 2002, Redprensa reduce su participación en esta sociedad. Como resultado, la participación indirecta de PRISA en Papiro asciende a un 26,5%. Se consolida por puesta en equivalencia.

- **Distribuidora Boreal,S.L.** El 12 noviembre de 2002 Redprensa adquiere un 29% de esta sociedad. La participación indirecta de PRISA en Distribuidora Boreal es del 29%. Se consolida por puesta en equivalencia.

- **Bidexpress,S.L** Beralán aumenta su participación en la sociedad del 75% al 100%. Se incorpora al perímetro de consolidación ya que antes era cartera de valores. PRISA participa indirectamente en Bidexpress con un 22,3%. Se consolida por puesta en equivalencia.

ANEXO 3

Salidas del perímetro de consolidación

Unidad de Negocio Prensa España

- **Gestora Andaluza de Medios, S.L.** Con fecha 4 de octubre de 2002 se produce la disolución de dicha sociedad con cesión de activos y pasivos a la sociedad Espacio Editorial Andaluza Holding, S.L.

- **Eje de la Comunicación Andaluza, S.L** Con fecha 4 de octubre de 2002 se produce la disolución de dicha sociedad, con cesión de activos y pasivos a la sociedad Espacio Editorial Andaluza Holding, S.L.

- **Editorial Danvantari, S.A.** Se produce la disolución de dicha sociedad.

IV. BALANCE DE SITUACION DE LA SOCIEDAD INDIVIDUAL

Uds.: Miles de Euros

ACTIVO		EJERCICIO ACTUAL	EJERCICIO ANTERIOR
A) ACCIONISTAS POR DESEMBOLSOS NO EXIGIDOS	0200		
I. Gastos de Establecimiento	0210	2.962	119
II. Inmovilizaciones Inmateriales	0220	2.973	2.058
II.1. Derechos s/bienes en régimen de arrendamiento financiero	0221	0	0
II.2. Otro Inmovilizado Inmaterial	0222	0	0
III. Inmovilizaciones Materiales	0230	82.454	71.624
IV. Inmovilizaciones Financieras	0240	600.339	626.349
V. Acciones Propias a Largo Plazo	0250	27.706	24.718
VI. Deudores por Operaciones Tráfico a Largo Plazo	0255	0	0
B) INMOVILIZADO (1)	0260	716.434	724.869
C) GASTOS A DISTRIBUIR EN VARIOS EJERCICIOS (2)	0280		
I. Accionistas por Desembolsos Exigidos	0290	0	0
II. Existencias	0300	0	0
III. Deudores	0310	69.561	35.503
IV. Inversiones Financieras Temporales	0320	98.961	86.194
V. Acciones Propias a Corto Plazo	0330	0	0
VI. Tesorería	0340	1.487	85
VII. Ajustes por Periodificación	0350	70	64
D) ACTIVO CIRCULANTE	0360	170.079	121.847
TOTAL ACTIVO (A + B + C + D)	0370	886.513	846.716

PASIVO		EJERCICIO ACTUAL	EJERCICIO ANTERIOR
I. Capital Suscrito	0500	21.881	21.881
II. Reservas	0510	455.340	410.105
III. Resultados de Ejercicios Anteriores	0520	0	0
IV. Resultado del Periodo	0530	71.738	62.383
V. Dividendos a Cuenta Entregados en el Ejercicio	0550	0	0
A) FONDOS PROPIOS	0560	548.959	494.369
B) INGRESOS A DISTRIBUIR EN VARIOS EJERCICIOS (3)	0590	5.565	927
C) PROVISIONES PARA RIESGOS Y GASTOS	0600	9.449	11.739
I. Emisión de Obligaciones y Otros Valores Negociables	0610	0	0
II. Deudas con Entidades de Crédito	0615	191.019	182.108
III. Deudas con Empresas del Grupo y Asociadas	0620	4.404	4.404
IV. Acreedores por Operaciones de Tráfico a Largo Plazo	0625		0
V. Otras Deudas a Largo	0630	4.118	15.945
D) ACREEDORES A LARGO PLAZO	0640	199.541	202.457
I. Emisión de Obligaciones y Otros Valores Negociables	0650	0	0
II. Deudas con Entidades de Crédito	0655	83.479	22.888
III. Deudas con Empresas del Grupo y Asociadas	0660	33.405	46.541
IV. Acreedores Comerciales	0665	2.042	3.173
V. Otras Deudas a Corto	0670	4.073	64.622
VI. Ajustes por Periodificación	0680		0
E) ACREEDORES A CORTO PLAZO (4)	0690	122.999	137.224
F) PROVISIONES PARA RIESGOS Y GASTOS A CORTO PLAZO	0695		
TOTAL PASIVO (A + B + C + D + E + F)	0700	886.513	846.716

V. RESULTADOS INDIVIDUALES DE LA SOCIEDAD

Uds.: Miles de Euros

		EJERCICIO ACTUAL		EJERCICIO ANTERIOR	
		Importe	%	Importe	%
+ Importe Neto de la Cifra de Negocio (5)	0800	113.010	100,00%	90.587	100,00%
+ Otros Ingresos (6)	0810	0	0,00%	0	0,00%
+/- Variación Existencias Productos Terminados y en Curso	0820	0	0,00%	0	0,00%
= VALOR TOTAL DE LA PRODUCCION	0830	**113.010**	100,00%	**90.587**	100,00%
- Compras Netas	0840	0	0,00%	0	0,00%
+/- Variación Existencias Mercaderías, Materias Primas y Otras Materias Consumibles	0850	0	0,00%	0	0,00%
- Gastos Externos y de Explotación (7)	0860	-8.530	-7,55%	-8.525	-9,41%
= VALOR AÑADIDO AJUSTADO	0870	**104.480**	92,45%	**82.062**	90,59%
+/- Otros Gastos e Ingresos (8)	0880	0	0,00%	0	0,00%
- Gastos de Personal	0890	-10.467	-9,26%	-9.675	-10,68%
= RESULTADO BRUTO DE EXPLOTACION	0900	**94.013**	83,19%	**72.387**	79,91%
- Dotación Amortizaciones Inmovilizado	0910	-5.271	-4,66%	-4.252	-4,69%
- Dotaciones al Fondo de Reversión	0915	0	0,00%	0	0,00%
- Variación Provisiones de Circulante (9)	0920	-287	-0,25%	0	0,00%
= RESULTADO NETO DE EXPLOTACION	0930	**88.455**	78,27%	**68.135**	75,22%
+ Ingresos Financieros	0940	9.390	8,31%	8.859	9,78%
- Gastos Financieros	0950	-14.164	-12,53%	-11.790	-13,01%
+ Intereses y Diferencias Cambio Capitalizados	0960	0	0,00%	0	0,00%
- Dotación Amortización y Provisiones Financieras (10)	0970	-4.396	-3,89%	-1.280	-1,41%
= RESULTADO ACTIVIDADES ORDINARIAS	1020	**79.285**	70,16%	**63.925**	70,57%
+/- Resultados Procedentes del Inmovilizado Inmaterial, Material y Cartera de Control (11)	1021	-850	-0,75%	3.169	3,50%
- Variación Provisiones Inmovilizado Inmaterial, Material y Cartera de Control (12)	1023	-43.554	-38,54%	-29.499	-32,56%
+/- Resultados por Operaciones con Acciones y Obligaciones Propias (13)	1025	0	0,00%	0	0,00%
+/- Resultados de Ejercicios Anteriores (14)	1026	0	0,00%	0	0,00%
+/- Otros Resultados Extraordinarios (15)	1030	-8.746	-7,74%	-4.561	-5,04%
= RESULTADO ANTES DE IMPUESTOS	1040	**26.135**	23,13%	**33.034**	36,47%
+/- Impuestos sobre Sociedades y Otros	1042	45.603	40,35%	29.351	32,40%
= RESULTADO DEL EJERCICIO	1044	**71.738**	63,48%	**62.384**	68,87%

IV. BALANCE DE SITUACION DEL GRUPO CONSOLIDADO

Uds.: Miles de euros

ACTIVO		EJERCICIO ACTUAL	EJERCICIO ANTERIOR
A) ACCIONISTAS POR DESEMBOLSOS NO EXIGIDOS	1200	1.892	189
I. Gastos de Establecimiento	1210	22.373	15.368
II. Inmovilizaciones Inmateriales	1220	128.357	112.476
II.1. Derechos s/bienes en régimen de arrendamiento financiero	1221	45.765	46.351
II.2. Otro Inmovilizado Inmaterial	1222	82.592	66.125
III. Inmovilizaciones Materiales	1230	336.872	311.615
IV. Inmovilizaciones Financieras	1240	179.721	171.729
V. Acciones de la Sociedad Dominante a Largo Plazo	1250	27.707	24.718
VI. Deudores por Operaciones Tráfico a Largo Plazo	1255		
B) INMOVILIZADO (1)	1260	695.030	635.906
C) FONDO DE COMERCIO DE CONSOLIDACION	1270	252.365	288.035
D) GASTOS A DISTRIBUIR EN VARIOS EJERCICIOS (2)	1280	4.060	4.374
I. Accionistas por Desembolsos Exigidos	1290	0	0
II. Existencias	1300	94.381	103.206
III. Deudores	1310	400.757	342.885
IV. Inversiones Financieras Temporales	1320	27.095	64.479
V. Acciones de la Sociedad Dominante a Corto Plazo	1330	0	0
VI. Tesorería	1340	15.814	31.216
VII. Ajustes por Periodificación	1350	9.747	8.236
E) ACTIVO CIRCULANTE	1360	547.794	550.022
TOTAL ACTIVO (A+B+C+D+E)	1370	1.501.141	1.478.526

PASIVO		EJERCICIO ACTUAL	EJERCICIO ANTERIOR
I. Capital Suscrito	1500	21.881	21.881
II. Reservas Sociedad Dominante	1510	455.340	410.104
III. Reservas Sociedades Consolidadas (16)	1520	106.621	98.744
IV. Diferencias de Conversión (17)	1530	-46.433	-13.289
V. Resultados Atribuibles a la Sociedad Dominante	1540	82.063	76.677
VI. Dividendos a Cuenta Entregados en el Ejercicio	1550	0	0
A) FONDOS PROPIOS	1560	619.472	594.117
B) SOCIOS EXTERNOS	1570	31.916	27.219
C) DIFERENCIA NEGATIVA DE CONSOLIDACION	1580	0	0
D) INGRESOS A DISTRIBUIR EN VARIOS EJERCICIOS (3)	1590	20.557	1.595
E) PROVISIONES PARA RIESGOS Y GASTOS	1600	21.388	24.645
I. Emisión de Obligaciones y Otros Valores Negociables	1610	0	0
II. Deudas con Entidades de Crédito	1615	323.307	332.105
III. Acreedores por Operaciones de Tráfico a Largo Plazo	1625	0	0
IV. Otras Deudas a Largo	1630	19.866	8.365
F) ACREEDORES A LARGO PLAZO	1640	343.173	340.470
I. Emisión de Obligaciones y Otros Valores Negociables	1650	0	0
II. Deudas con Entidades de Crédito	1655	155.449	134.517
III. Acreedores Comerciales	1665	168.486	173.586
IV. Otras Deudas a Corto	1670	135.931	177.605
V. Ajustes por Periodificación	1680	4.769	4.772
G) ACREEDORES A CORTO PLAZO (4)	1690	464.635	490.480
H) PROVISIONES PARA RIESGOS Y GASTOS A CORTO PLAZO	1695	0	0
TOTAL PASIVO (A+B+C+D+E+F+G+H)	1700	1.501.141	1.478.526

V. RESULTADOS DEL GRUPO CONSOLIDADO

Uds.: Miles de Euros

		EJERCICIO ACTUAL		EJERCICIO ANTERIOR	
		Importe	%	Importe	%
+ Importe Neto de la Cifra de Negocio (5)	1800	1.162.415	100,00%	1.158.307	100,00%
+ Otros Ingresos (6)	1810	53.479	4,60%	38.613	3,33%
+/- Variación Existencias Productos Terminados y en Curso	1820	0	0,00%	0	0,00%
= VALOR TOTAL DE LA PRODUCCION	1830	1.215.894	104,60%	1.196.920	103,33%
- Compras Netas	1840	-345.624	-29,73%	-376.182	-32,48%
+/- Variación Existencias Mercaderías, Materias Primas y Otras Materias Consumibles	1850	0	0,00%	0	0,00%
- Gastos Externos y de Explotación (7)	1860	-342.271	-29,44%	-320.888	-27,70%
= VALOR AÑADIDO AJUSTADO	1870	527.999	45,42%	499.850	43,15%
+/- Otros Gastos e Ingresos (8)	1880	0	0,00%	0	0,00%
- Gastos de Personal	1890	-325.035	-27,96%	-311.944	-26,93%
= RESULTADO BRUTO DE EXPLOTACION	1900	202.964	17,46%	187.906	16,22%
- Dotación Amortizaciones Inmovilizado	1910	-70.222	-6,04%	-59.721	-5,16%
- Dotaciones al Fondo de Reversión	1915	0	0,00%	0	0,00%
- Variación Provisiones de Circulante (9)	1920	-13.303	-1,14%	-12.185	-1,05%
= RESULTADO NETO DE EXPLOTACION	1930	119.439	10,28%	116.000	10,01%
+ Ingresos Financieros	1940	18.532	1,59%	19.896	1,72%
- Gastos Financieros	1950	-41.324	-3,56%	-42.074	-3,63%
+ Intereses y Diferencias Cambio Capitalizados	1960	0	0,00%	0	0,00%
- Dotación Amortización y Provisiones Financieras (10)	1970	-4.396	-0,38%	-1.280	-0,11%
+/- Resultados de Conversión (18)	1980	-1.771	-0,15%	0	0,00%
+/- Participación Resultados Sociedades Puestas en Equivalencia	1990	-4.798	-0,41%	9.352	0,81%
- Amortización Fondo Comercio Consolidación	2000	-20.023	-1,72%	-15.157	-1,31%
+ Reversión Diferencias Negativas de Consolidación	2010	0	0,00%	0	0,00%
= RESULTADO ACTIVIDADES ORDINARIAS	2020	65.659	5,65%	86.737	7,49%
+/- Resultados Procedentes del Inmovilizado Inmaterial, Material y Cartera de Control (11)	2021	27.465	2,36%	26.300	2,27%
- Variación Provisiones Inmovilizado Inmaterial, Material y Cartera de Control (12)	2023	-5.359	-0,46%	-15.608	-1,35%
+/- Resultados por Operaciones con Acciones y Obligaciones Propias (13)	2025	0	0,00%	0	0,00%
+/- Resultados de Ejercicios Anteriores (14)	2026	0	0,00%	0	0,00%
+/- Otros Resultados Extraordinarios (15)	2030	-35.601	-3,06%	-18.649	-1,61%
= RESULTADO CONSOLIDADO ANTES DE IMPUESTOS	2040	52.164	4,49%	78.780	6,80%
+/- Impuesto sobre Beneficios	2042	27.128	2,33%	-856	-0,07%
= RESULTADO CONSOLIDADO DEL EJERCICIO	2044	79.292	6,82%	77.924	6,73%
+/- Resultado Atribuido a Socios Externos	2050	2.771	0,24%	-1.248	-0,11%

= RESULTADO DEL EJERCICIO ATRIBUIDO A LA SOCIEDAD DOMINANTE	2060	82.063	7,06%	76.677	6,62%

VI. DISTRIBUCION POR ACTIVIDAD DEL IMPORTE NETO DE LA CIFRA DE NEGOCIO

ACTIVIDAD		INDIVIDUAL Ejerc. Actual	INDIVIDUAL Ejerc. Anterior	CONSO Ejerc. Actual
Ventas de periódicos y revistas	2100			459.295
Ventas de libros y derechos	2105			237.155
Ventas de publicidad	2110			340.286
Otros conceptos de cifra de negocio	2115	16.444	16.476	125.679
Dividendos recibidos	2125	96.566	74.110	
	2130			
	2135			
	2140			
Obra Ejecutada Pendiente de certificar (*)	2145			
Total I. N. C. N.	2150	113.010	90.586	1.162.415
Mercado Interior	2160	113.010	90.586	876.642
Exportación: Unión Europea	2170			30.103
Países O.C.D.E.	2173			89.466
Resto Países	2175			166.204

(*) A completar únicamente por Empresas Constructoras

VII. NUMERO MEDIO DE PERSONAS EMPLEADAS EN EL CURSO DEL PERIODO

		INDIVIDUAL Ejerc. Actual	INDIVIDUAL Ejer. Anterior	CONSO Ejerc. Actual
TOTAL PERSONAS EMPLEADAS	3000	102	99	9.158

VIII. EVOLUCION DE LOS NEGOCIOS

(La información a incluir dentro de este apartado, además de cumplir con lo dispuesto en las instrucciones para la cumplimentación de esta información semestral, deberá hacer mención expresa sobre los siguientes aspectos: evolución de la cifra de ingresos y de los costes anejos a dichos ingresos; composición y análisis de las principales operaciones que han dado lugar a la obtención de resultados extraordinarios; comentario de las operaciones de inversión y desinversión más relevantes, explicando su efecto sobre el fondo de maniobra de la compañía y en especial sobre la tesorería de la misma; explicación suficiente sobre la naturaleza y efectos de las partidas que hayan podido causar una variación significativa sobre la cifra de ingresos o sobre los resultados de la compañía en el semestre actual respecto a los comunicados en el trimestre anterior).

VEASE ANEXO 4

LIDADO
Ejerc. Anterior
430.636
218.455
379.731
129.485
1.158.307
853.612
32.750
85.827
186.118

LIDADO
Ejerc. Anterior
8.580

cumplimentación de
ingresos y de los
nción de resultados
sobre el fondo de
ctos de las partidas
ñía en el semestre

IX. DIVIDENDOS DISTRIBUIDOS DURANTE EL PERIODO :

(Se hará mención de los dividendos distribuidos desde el inicio del ejercicio económico).

		% sobre Nominal	Euros por acción	Importe (miles de Euros)
1. Acciones Ordinarias	3100	90%	0,09	18.708
2. Acciones Preferentes	3110			
3. Acciones sin Voto	3120			

Información adicional sobre el reparto de dividendos (a cuenta, complementario, etc)

El cálculo del dividendo por acción no considera la autocartera de la sociedad dominante.

X. HECHOS SIGNIFICATIVOS (*)

		SI	NO
1. Adquisiciones o transmisiones de participaciones en el capital de sociedades cotizadas en bolsa determinantes de la obligación de comunicar complementada en el art. 53 de la LMV (5 por 100 y múltiplos)	3200		X
2. Adquisiciones de autocartera determinantes de la obligación de comunicar según la disposición adicional 1ª de la LSA (1 por 100)	3210		X
3. Otros aumentos y disminuciones significativos del inmovilizado (participaciones superiores al 10% en sociedades no cotizadas, inversiones o desinversiones materiales	3220		X
4. Aumentos y reducciones del capital social o del valor de los título	3230		X
5. Emisiones, reembolsos o cancelaciones de empréstitos	3240		X
6. Cambios de los Administradores o del Consejo de Administració	3250		X
7. Modificaciones de los Estatutos Sociales	3260		X
8. Transformaciones, fusiones o escisiones	3270		X
9. Cambios en la regularización institucional del sector con incidencia significativa en la situación económica o financiera de la sociedad o del Grupo	3280		X
10. Pleitos, litigios o contenciosos que puedan afectar de forma significativa a la situación patrimonial de la Sociedad o del Grupo	3290		X
11. Situaciones concursales, suspensiones de pagos, etc.	3310		X
12. Acuerdos especiales de limitación, cesión o renuncia total o parcial, de los derechos políticos y económicos de las acciones de la Sociedad.	3320		X
13. Acuerdos estratégicos con grupos nacionales o internacionales (intercambio de paquetes accionariales, etc.)	3330	X	
14. Otros hechos significativos	3340	X	

(*) Marcar con una "X" la casilla correspondiente, adjuntando en caso afirmativo anexo explicativo en el que se detalle la fecha de comunicación a la CNMV y a la SRVB.

XI. ANEXO EXPLICATIVO HECHOS SIGNIFICATIVOS

Con fecha 9 de julio de 2002 se comunica que el acuerdo de accionistas de Sogecable, S.A, suscrito el 28 de junio de 1999 por Promotora de Informaciones, S.A. y por Canal +, S.A, que fue objeto de novación para permitir la subrogación en la posición contractual de esta última de Groupe Canal +, S.A., ha sido prorrogado automáticamente por otro período anual, hasta el 31 de diciembre de 2003.

El 10 de julio de 2002 se comunica que las sociedades Ediciones Primera Plana, perteneciente a Grupo Zeta, y Grupo Empresarial de Medios Impresos (GMI), del Grupo Prisa, han constituido, al 50%, la sociedad Eje de Editores Media S.L, para la realización y comercialización de suplementos y revistas para los periódicos de información general que GMI y Primera Plana editan en España y sus diarios asociados.

Con fecha de 11 de julio de 2002 se comunica que Promotora de Informaciones, S.A, ha alcanzado un acuerdo con Fingalicia, S.A (sociedad participada por Banco Pastor y por Inversiones Ibersuizas) y con Agrupación Radiofónica, S.A, (sociedad participada por cuatro empresas radifónicas regionales) para su incorporación al accionariado de Promotora de Emisoras de Televisión, S.A (Pretesa), sociedad perteneciente al 100% al Grupo Prisa y dedicada a la televisión local.
Fingalicia, mediante compra directa de acciones y mediante suscripción de un aumento de capital, adquirirá un 10% del capital social de Pretesa, mientras que Agrupación Radiofónica adquirirá, por idéntico procedimiento un 4%.

Con fecha 24 de julio de 2002, Promotora de Informaciones, S.A. remite información sobre los resultados del primer semestre de 2002.

Con fecha 24 de julio de 2002 se comunica que Vivendi Universal, garante de las obligaciones de Groupe Canal +, S.A. en el pacto de accionistas de Sogecable celebrado con Promotora de Informaciones, S.A, ha manifestado a través de una nota de prensa su intención de mantener su participación en Sogecable a través de otra sociedad de su grupo, dentro de una operación de reestructuración del mismo.

Con fecha 2 de octubre de 2002 se comunica que Prisa, Fingalicia y Agrurasa, accionistas de Promotora de Emisoras de Televisión, S.A. perfeccionaron la ampliación de capital social por importe de 24,2 millones de euros, entre capital y prima de emisión, anunciada en julio.
Como consecuencia de dicha ampliación, Fingalicia y Agrurasa incrementaron su participación en Promotora de Emisoras de Televisión, S.A., hasta el 10% y el 4% respectivamente.

El 7 de octubre de 2002, se comunica que Promotora de Informaciones, S.A y Valores Bavaria han aportado a la sociedad holding, Grupo Latino de Radio, S.L sus respectivas acciones en la cadena de radiodifusión colombiana de nueva creación, Grupo Caracol. Tras la aportación GLR es titular del 77,77% de Grupo Caracol. Asimismo, Promotora de Informaciones, S.A aportó a Grupo Latino de Radio, S.L su cuota del 50% en el capital social de la subholding que agrupa sus participaciones en radios de Chile, Costa Rica, Panamá, Estados Unidos y Francia, y su cuota del 50% en el capital social de Sistema Radiópolis, S.A de C.V.
Tras las referidas aportaciones, Grupo Latino de Radio, S.L queda participada al 86,7% por Promotora de Informaciones, S.A y al 13,3% por Valores Bavaria, S.A.

NOTA: en caso de ser insuficiente el espacio reservado en estos cuadros para las explicaciones solicitadas, la sociedad podrá adjuntar cuantas hojas adicionales considere necesarias.

XI. ANEXO EXPLICATIVO HECHOS SIGNIFICATIVOS

Con fecha 22 de octubre de 2002, Promotora de Informaciones, S.A. comunicó dos notas de prensa: una de su filial, la Sociedad Española de Radiodifusión, S.A, relativa a un recurso de súplica a presentar ante el Tribunal Supremo por Antena 3 Radio, Unión Radio y Cadena Ser, contra el auto del mismo tribunal sobre la ejecución de la sentencia que anuló el acuerdo del Consejo de Ministros, de mayo de 1994, por el que se autorizaba la concentración de Antena 3 Radio, Unión Radio y la SER. La otra nota de prensa es de la Asociación Española de Radiodifusión Comercial, por la que ésta considera urgente una actualización normativa acorde con la evolución del sector de la radio.

Con fecha 31 de octubre de 2002, Promotora de Informaciones, S.A. remite avance de resultados correspondientes al tercer trimestre de 2002.

Con fecha 7 de noviembre de 2002, Promotora de Informaciones, S.A. comunica la nota de prensa de su filial la Sociedad Española de Radiodifusión, S.A. relativa a un recurso de alzada presentado por Cadena Ser, Antena 3 Radio y Unión Radio, ante el Secretario de Estado de Economía, contra la resolución del Director General de la Competencia que establece el modo y los plazos de desconcentración de dichas empresas, tras ser anulada por el Tribunal Supremo la autorización que el Gobierno hizo de dicha concentración.

Con fecha de 19 de noviembre de 2002, se comunica que la participación de Valores Bavaria en la sociedad holding española Grupo Latino de Radio, S.L (GLR) se realiza a través de las sociedades Redes de Colombia, S.A y de la sociedad Invernac, S.A., siendo la participación conjunta de ambas sociedades en el capital social de GLR de un 13,2416%.

El 5 de diciembre, Grupo Garafulic y Grupo Prisa suscribieron un acuerdo para capitalizar las sociedades holding de sus medios de comunicación en Bolivia con el fin de reforzar sus actividades y su situación patrimonial. Estas operaciones no modifican la participación accionarial de Prisa y Garafulic en las referidas sociedades holding.

NOTA: en caso de ser insuficiente el espacio reservado en estos cuadros para las explicaciones solicitadas, la sociedad podrá adjuntar cuantas hojas adicionales considere necesarias.

XII. INFORME ESPECIAL DE LOS AUDITORES

(Este apartado sólo deberá ser completado en la información correspondiente al I Semestre del ejercicio siguiente al último cerrado auditado, y será de aplicación para aquellas sociedades emisoras que, de conformidad con lo previsto en el apartado decimotercero de la Orden Ministerial de 18 de Enero de 1991, resulten obligadas a la presentación de un informe especial de sus autidtores de cuentas, cuando el informe de audotoría de las cuentas anuales del ejercicio inmediato anterior hubiera denegado la opinión o contuviere una opinión adversa o con salvedades. En el mismo, se incluirá la mención de que se adjunta como anexo de la información semestral el referido informe especial de los auditores de cuentas, así como la reproducción de la información o manifestaciones aportadas o efectuadas por los Administradores de la Sociedad sobre la situación actualizada de las salvedades incluidas por el auditor en su informe de auditoría de las cuentas anuales del ejercicio anterior y que, de conformidad con las Normas Técnicas de Auditoría aplicables, hubiere servido de base para la elaboración del mencionado informe especial).

NO APLICA.

NOTA: En caso de ser insuficiente el espacio reservado en este cuadro apara las explicaciones solicitadas, la sociedad podrá adjuntar cuantas hojas adicionales considere necesarias.

INSTRUCCIONES PARA LA CUMPLIMENTACION
DEL INFORME SEMESTRAL

(GENERAL)

-.Los datos numéricos solicitados, salvo indicación en contrario, deberán venir expresados en millones de pesetas, sin decimales, efectuándose los cuadres por redondeo.
-.Las cantidades negativas deberán figurar con un signo menos (-) delante del número correspondiente.
-.Junto a cada dato expresado en cifras, salvo indicación en contrario, deberá figurar el del período correspondiente al ejercicio anterior.
-. La información a incluir dentro del epígrafe Evolución de los Negocios deberá de permitir a los inversores formarse una opinión, con conocimiento de causa suficiente, acerca de la actividad desarrollada por la empresa y los resultados obtenidos durante el período cubierto por el avance, así como de la situación financiera y otros datos esenciales sobre la marcha general de los asuntos de la sociedad.

-. Definiciones:

(1) Las distintas rúbricas que componen el **Inmovilizado** y las Inversiones se presentarán netas de amortizaciones acumuladas y provisiones.

(2) Los Gastos a Distribuir en Varios Ejercicios comprenderán los gastos de formalización de deudas (gastos de emisión y modificación de valores de renta fija y de formalización de deudas, entre los que se incluyen los de escritura pública, impuestos, confección de títulos y otros similares), los gastos por intereses diferidos de valores negociables (diferencia entre el importe de reembolso y el precio de emisión de valores de renta fija y otros pasivos análogos) y los gastos por intereses diferidos (diferencia entre el importe de reembolso y la cantidad recibida en deudas distintas a las representadas en valores de renta fija). Las compañías del sector eléctrico incluirán, además, dentro de este epígrafe, las Cuentas de Periodificación Propias de su sector.

(3) Los Ingresos a Distribuir en Varios Ejercicios comprenderán las subvenciones de capital, las diferencias positivas de cambio, los ingresos por intereses diferidos (intereses incorporados al nominal de los créditos concedidos en operaciones de tráfico, cuya imputación a resultados deba realizarse en ejercicios futuros) y otros ingresos a distribuir en varios ejercicios.

(4) La parte de las deudas a largo plazo con vencimientos inferiores a doce (12) meses deberán reclasificarse, dentro de la rúbrica correspondiente, en **Acreedores a Corto Plazo.**

(5) El Importe Neto de la Cifra de Negocios comprenderá los importes de la venta de productos y los de prestación de servicios correspondientes a las actividades ordinarias de la sociedad, deducidas las bonificaciones y demás reducciones sobre ventas así como el impuesto sobre el valor añadido y otros impuestos directamente relacionados con la cifra de negocios.

(6) En la rúbrica **Otros Ingresos** se englobarán los ingresos accesorios a la explotación, los trabajos efectuados por la empresa para el inmobilizado (excepto los intereses y diferencias de cambio capitalizados) y las subvenciones a la explotación (no incluir las subvenciones de capital transferidas al resultado del período).

(7) En la rúbrica **Gastos Externos y de Explotación** se incluirán:

* Los trabajos realizados por otras empresas, los servicios exteriores (arrendamientos, reparaciones, transportes, seguros, energía, etc.), los tributos (excepto el impuesto sobre beneficios) y otros gastos de gestión.

*La dotación a las provisiones para riesgos y gastos de explotación (grandes reparaciones, etc; excluida la dotación para pensiones y obligaciones similares que habrá de imputarse a gastos de personal).

(8) Otros Gastos e Ingresos comprenderán los beneficios o las pérdidas que corresponde a los partícipes no gestores en las operaciones reguladas por los artículos 239 a 243 del Código de Comercio y en otras operaciones en común de análogas caracteristicas.

(9) La Variación de las Provisiones de Circulante comprenderá las dotaciones realizadas en el período, deducidos los excesos y aplicaciones, destinadas a realizar correcciones valorativas por depreciaciones de caracter reversible en las existencias, clientes y deudores. Asimismo, incluirá las pérdidas por insolvencias firmes de clientes y deudores.

(10) La Dotación para Amortizaciones y Provisiones Financieras comprenderá las realizadas en el periodo, deducidos los excesos y aplicaciones, destinadas a realizar correcciones valorativas por depreciaciones de caracter reversible en valores mobiliarios (exceptuados los que correspondan a participaciones en el capital de sociedades del grupo o asociadas) y otros valores negociables y en créditos no comerciales a corto y largo plazo.

(11) Los Resultados Procedentes del Inmovilizado Inmaterial, Material y Cartera de Control comprenderán los beneficios y pérdidas producidas por la enajenación de inmovilizado inmaterial y material y de participaciones en capital a largo plazo en empresas del grupo, multigrupo o asociadas, o por la baja en inventario total o parcial, como consecuencia de pérdidas por depreciaciones irreversibles de dichos activos.

(12) La Variación de las Provisiones de Inmovilizados Inmateriales, Materiales y de Cartera de Control comprenderá las dotaciones realizadas en el período, deducidos los excesos y las aplicaciones, destinadas a realizar correcciones valorativas por depreciaciones de caracter reversible en el inmovilizado inmaterial y material, así como en participaciones en capital a largo plazo en empresas del grupo y asociadas.

(13) Los resultados por Operaciones con Acciones y Obligaciones Propias comprenderán los beneficios o pérdidas producidas con motivo de la amortización de obligaciones o de la enajenación de acciones y obligaciones emitidas por la empresa.

(14) Los Resultados de Ejercicios Anteriores comprenderán los resultados relevantes correspondientes a ejercicios anteriores, y que dada su importancia relativa no se pueden contabilizar por su naturaleza.

(15) Los Otros Resultados Extraordinarios comprenderán:

* El importe de las subvenciones de capital traspasado al resultado del periodo.
* Los ingresos y gastos extraordinarios de cuantía significativa, que no se consideran periódicos al evaluar los resultados futuros de la empresa.

(16) Las Reservas de Sociedades Consolidadas incluirán tanto las correspondientes a sociedades integradas por el método de integración global o proporcional, como las correspondientes a sociedades integradas por el método de puesta en equivalencia.

(17) y (18) Las rúbricas **Resultados y Diferencias de Conversión** (aparece unicamente en consolidación) recojerán las diferencias de cambios que surjan por la conversión de saldos en moneda extranjera de sociedades consolidadas (tanto por integración global o proporcional como por puesta en equivalencia).

(19) Variación de las Sociedades que forman el Grupo Consolidado: se recogerán exclusivamente aquellas sociedades que, con relación a las Cuentas Anuales consolidadas del último ejercicio cerrado, se hubieran incorporado o excluído en el proceso de consolidación.

ANEXO 4



Grupo PRISA

RESULTADOS ENERO-DICIEMBRE 2002

PRISA OBTUVO UN BENEFICIO NETO DE 82 MILLONES DE EUROS

Los ingresos se incrementan un 1,6% hasta los 1.216 millones de euros, el EBITDA (203 millones de euros) mejora un 8% y el resultado de explotación (EBIT) mejora un 3% hasta los 119 millones de euros

Durante el ejercicio 2002, los acontecimientos más destacables son los siguientes:

- Crecimiento de los **ingresos por venta de periódicos y revistas** del 8,6% hasta alcanzar los 237 millones de euros.
- Buen comportamiento de **los ingresos publicitarios** del grupo, que mejora el del mercado publicitario español.
- **El resultado de explotación (EBIT)** crece **un 3%** hasta alcanzar los 119 millones de euros. Esta mejora se ha visto impulsada por el esfuerzo llevado a cabo en la contención de los costes en todas las unidades de negocio.
- **Mejoras operativas importantes en El País y la Radio.**
- Las ventas **de educación** de Santillana tanto en España como en Latinoamérica han sido **satisfactorias** en el contexto de incertidumbre política y atonía económica de los países latinoamericanos.
- **Reducción significativa de las pérdidas** en los nuevos negocios especialmente en Prensa regional y Prisacom.
- Cumplimiento del **plan de ahorro de costes** de 10 millones de euros.
- Consolidación en el área internacional. Constitución de una nueva sociedad holding (Grupo Latino de Radio, S.L), para la reforzar los negocios de Radio en Latam.
- **Inversiones realizadas** en el año por importe de **132** millones de euros.
- El ratio de Deuda neta/Ebitda es de 2,15 veces.

GENERAL

El año 2002 ha sido un ejercicio caracterizado por la persistencia de la crisis económica a nivel mundial y una creciente complejidad del entorno geopolítico internacional que se agudizó en los últimos meses. En Latinoamérica, el ejercicio transcurrió con grandes incertidumbres políticas, dando lugar a un escenario de inflación y depreciación de las monedas locales frente al dólar que ha afectado de manera notoria a los resultados empresariales.

En este entorno tan hostil, la solidez y fortaleza del Grupo Prisa junto con el esfuerzo llevado a cabo en la implementación de políticas de ahorro y reducción del gasto, le han permitido alcanzar unos buenos resultados: **Los ingresos han crecido un 1,6% hasta alcanzar los 1.216 millones de euros con una mejora del resultado operativo (EBIT) del 3% y un beneficio neto de 82 millones de euros, un 7% superior al alcanzado en el ejercicio anterior.**

MERCADO PUBLICITARIO

En España, el mercado publicitario ha continuado decreciendo por segundo año consecutivo, influido por la caída del consumo y por las políticas de contención y reducción de gasto llevadas a cabo en la mayor parte de compañías

El conjunto de los ingresos publicitarios del grupo, que representan un 38% del total de los ingresos de explotación, ha alcanzado los 459 millones de euros lo que supone un incremento del 6,7% respecto a los del ejercicio anterior. Esta cifra incluye las aportaciones de Radiópolis y Caracol que han sido consolidadas por integración proporcional y global respectivamente por primera vez en el ejercicio 2002. Excluyendo el efecto de dichas incorporaciones, la facturación publicitaria del grupo habría permanecido prácticamente plana, mejorando el comportamiento del mercado, cuya caida se estima en torno al 2%.

LATINOAMERICA

En Latinoamérica, el comportamiento ha sido muy positivo pese al contexto de incertidumbre política y atonía económica en algunos de los principales países latinoamericanos. El rigor y eficiencia en la utilización de los recursos han resultado claves para hacer frente a las dificultades del entorno.

Del total de los ingresos procedentes del área, el 81% corresponden al negocio editorial de Santillana. Destaca la positiva evolución de las ventas de educación en México, Brasil, Perú, Colombia, Ecuador y Centroamérica. Asimismo, prácticamente todos los países han incrementado sus ventas en moneda local.

El año 2002 ha sido un ejercicio de ordenación y consolidación de la Unidad de Negocios de Medios Internacional, con la constitución de una sociedad holding (Grupo Latino de Radio, SL), que agrupa los negocios de radio en Latinoamérica. Los ingresos procedentes de esta unidad de negocio representan un 17% del total de la facturación internacional del grupo y crecieron un 150,9%.

NUEVOS DESARROLLOS

En los nuevos desarrollos, se ha prestado atención especial a la reducción de las pérdidas en el proceso de maduración. Destaca la mejora experimentada en los periódicos locales y en la actividad digital

En Música, se ha procedido a una profunda reestructuración de las compañías, ajustando su tamaño y reorientando sus objetivos como consecuencia de la enorme crisis por la que atraviesa el sector.

PLAN DE AHORRO DE COSTES

El plan de ahorro de costes de 10 millones de euros fijado para el año 2002 se llevó a cabo con éxito. El seguimiento y control del mismo a lo largo del año permitió lograr su cumplimiento de manera satisfactoria.

La centralización de las compras y la gestión de los servicios compartidos, ha contribuido en gran medida a mejorar los resultados de explotación

CUENTA DE RESULTADOS

Las principales magnitudes económico-financieras de la cuenta de resultados del grupo durante el ejercicio 2002 han sido las siguientes:

Millones €	ACUMULADO DICIEMBRE 2002	2001	Var %
Ingresos de explotación	**1.215,89**	**1.196,92**	**1,6**
EBITDA	**202,96**	**187,91**	**8,0**
EBIT	**119,44**	**116,00**	**3,0**
Resultado financiero	(28,96)	(23,46)	(23,4)
Resultado puesta en equivalencia	(4,80)	9,35	-
Amortización fondo de comercio	20,02	15,16	32,1
Resultado actividades ordinarias	**65,66**	**86,73**	**(24,3)**
Resultado extraordinario	(13,50)	(7,96)	(69,6)
Resultado antes de impuestos	**52,16**	**78,78**	**(33,8)**
Impuesto sobre beneficios	(27,13)	0,85	-
Resultado atribuido socios externos	(2,77)	1,25	-
Resultado neto	**82,06**	**76,68**	**7,0**

Los ingresos de explotación se incrementan un 1,6% alcanzando 1.215,89 millones de euros, frente a los 1.196,92 millones obtenidos en 2001.

Por línea de actividad, el desglose de los ingresos es el siguiente:

Millones de €	ACUMULADO DICIEMBRE 2002	2001	Var %
Ventas de publicidad	459,29	430,64	6,7
Venta de libros y derechos	340,29	379,73	(10,4)
Venta de periódicos	237,15	218,45	8,6
Venta de servicios de impresión	56,64	63,71	(11,1)
Venta de música	24,18	26,40	(8,4)
Otros ingresos	98,34	77,99	26,1
Total cifra de negocio	**1.215,89**	**1.196,92**	**1,6**

Las ventas de publicidad aumentan un 6,7% respecto al mismo periodo del año anterior. Radiópolis y Caracol se consolidan por integración proporcional y global respectivamente por primera vez en el ejercicio 2002 y aportan unos ingresos por publicidad de 30 millones de euros. Descontando estas cifras, los ingresos por publicidad en 2002 experimentarían un comportamiento prácticamente plano en relación al mismo periodo del ejercicio anterior. Este resultado, mejora el comportamiento medio del mercado que, según estimaciones propias, experimentó una disminución cercana al 2%.

Por medios, la evolución de la publicidad mostró un crecimiento positivo en Radio (+3,0%), Diario As (+17,4%), Prensa Regional (+32,8%) y Prisacom (+128,8%). El País registró una disminución del 2,9%.

Las ventas de libros y derechos experimentan una caída del 10,4%, hasta los 340,29 millones de euros. La crisis de Argentina se ve reflejada en estas magnitudes y es la principal causa de la caída. Cabe destacar el buen comportamiento de las ventas de libros en España, México, Brasil, Perú, Colombia, Ecuador y el área de Centroamérica.

Las ventas de periódicos y revistas crecen un 8,6% hasta alcanzar 237,15 millones de euros.

Los incrementos en precios en El País y Diario As, que se llevaron a cabo en el primer trimestre del ejercicio, contribuyen al aumento registrado en los ingresos.

Las difusiones medias diarias de los principales periódicos han sido las siguientes:

	Enero-Diciembre 2002	Enero-Diciembre 2001	Var %
El País	435.299	433.617	0,4
AS	176.892	181.113	(2,3)
Cinco Días	24.621	25.535	(3,6)

La venta de servicios de impresión cae un 11,1% debido a la caída de demanda y al deterioro de los precios.

Las ventas de música han experimentado una caída del 8,4% debido al fenómeno de la piratería y el cambio en el modelo de distribución que las nuevas tecnologías están produciendo en el mercado.

Los otros ingresos de explotación se incrementan un 26,1% debido fundamentalmente a los mayores ingresos procedentes de la venta de contenidos en los negocios de televisiones locales e Internet, así como a la incorporación de la productora audiovisual Tesela al perímetro de consolidación.

La contribución de las líneas de actividad a los ingresos totales se muestra a continuación:



28%
20%
14%
32%
18%
14%
Publicidad
Libros y Derechos
Periódicos
Otros
Enero-Diciembre 2002
Enero-Diciembre 2001

La **distribución geográfica de los ingresos** durante los ejercicios 2001 y 2002 ha sido la siguiente:



2002
23%
77%
España
Internacional
2001
25%
75%
España
Internacional

Durante 2002, el 77% de los ingresos procedieron del mercado nacional, y el 23% del internacional frente al 75% y 25% del ejercicio anterior. La reducción relativa de lo internacional recoge las diferencias de cambio que han afectado negativamente a la actividad internacional.

Alrededor del 73% de los ingresos del Grupo generados fuera de España proceden del negocio editorial de Santillana, un 10% proceden de la unidad de Impresión y el resto corresponde a las actividades de Radiópolis en México, Participaciones de Radio Latinoamericanas (Chile, Panamá, Costa Rica, Miami), Caracol en Colombia y Garafulic en Bolivia. La incorporación de Caracol y Radiópolis ha compensado en parte la menor facturación procedente del negocio editorial fuera de España.

El resultado de explotación antes de amortizaciones y provisiones (EBITDA) se sitúa en el ejercicio 2002 en 203 millones de euros, un 8% superior al registrado en el mismo período de 2001.

El resultado de explotación (EBIT), alcanza 119 millones de euros, frente a los 116 millones de euros del ejercicio anterior, lo que supone un incremento del 3%. **La significativa mejora experimentada por El País, Radio, Prensa Especializada, Prisacom y Medios Internacional, fruto del esfuerzo en contención de costes, ha compensado**:

- El efecto Argentina en Santillana.
- La detracción de parte de los nuevos negocios entre los que se encuentran *las televisiones locales*- que continúan en plena fase de desarrollo- y la *música,* afectada singularmente por la piratería.
- El peor comportamiento del negocio de impresión - cuyo mercado ha experimentado caídas generalizadas de precios y actividad – y de GDM, afectada por la crisis del mercado publicitario.

El desglose del EBIT por áreas geográficas durante 2001 y 2002 ha sido como sigue:

Enero-Diciembre 2002


24%
España
Internacional
76%

Enero-Diciembre 2001


30%
España
Internacional
70%

En el ejercicio 2002, el 76% del EBIT procedió del mercado nacional, y el 24% del internacional frente al 70% y 30% del ejercicio anterior. Ello se ha debido a la menor contribución de Santillana América.

El resultado financiero empeora por el aumento de las diferencias de cambio negativas registradas y por menores ingresos financieros.

El resultado por puesta en equivalencia, recoge principalmente las participaciones en Antena 3 de Radio y Sogecable. La disminución respecto al ejercicio anterior obedece fundamentalmente a:

- Las pérdidas de Sogecable que recogen en su resultado la actualización de la valoración de la inversión financiera que la sociedad tiene en Canal + Technologies, pese a no haberse completado la venta de esta última, y

- La menor contribución de Antena 3 Radio que recogía en 2001 unos beneficios extraordinarios procedentes de la venta de la Red de Alta Frecuencia a Media Latina por importe de 4,84 millones de euros.

El resultado extraordinario asciende a 13,5 millones de euros negativos. Como ingreso se incluye principalmente el derivado del ajuste de precio de la inversión realizada por Prisa en 1999, en Radio Caracol y Participaciones de Radio Latinoamericanas, y el derivado de la entrada de nuevos accionistas en el negocio de las televisiones locales. Como gasto, se recogen fundamentalmente provisiones e indemnizaciones por reducciones de plantilla.

De acuerdo con lo establecido por las nuevas normas contables del ICAC, se han registrado los ingresos por deducciones fiscales pendientes, correspondientes al 25% de las inversiones realizadas en el 2001 en Moderna de Brasil y Radiópolis de México, lo que explica el ingreso de 27,13 millones de euros por impuesto de sociedades.

El beneficio neto alcanza 82,06 millones de euros frente a los 76,68 millones de euros registrados el ejercicio anterior, lo que supone un aumento del 7,0%.

BALANCE DE SITUACIÓN

ACTIVO	Millones de euros 31/12/2002	31/12/2001
INMOVILIZADO	**695,03**	**635,91**
Gastos de establecimiento	22,37	15,37
Inmovilizaciones inmateriales	128,36	112,48
Inmovilizaciones materiales	336,87	311,62
Inmovilizaciones financieras	179,72	171,73
Acciones de la Sociedad dominante a L/P	27,71	24,72
FONDO DE COMERCIO DE CONSOLIDACIÓN	**252,37**	**288,04**
GASTOS A DISTRIBUIR EN VARIOS EJERCICIOS	**4,06**	**4,37**
ACTIVO CIRCULANTE	**549,68**	**550,21**
Existencias	94,38	103,21
Deudores	400,76	342,88
Inversiones financieras temporales	27,09	64,48
Tesorería	15,81	31,22
Ajustes por periodificación	9,75	8,24
Accionistas por desembolsos no exigidos	1,89	0,19
TOTAL ACTIVO	*1.501,14*	*1.478,53*

PASIVO	Millones de euros 31/12/2002	31/12/2001
FONDOS PROPIOS	**619,47**	**594,12**
Capital Suscrito	21,88	21,88
Reservas	515,53	495,56
Resultados atribuibles a la Sociedad Dominante	82,06	76,68
SOCIOS EXTERNOS	**31,92**	**27,22**
INGRESOS A DISTRIBUIR EN VARIOS EJERCICIOS	**20,56**	**1,59**
PROVISIONES PARA RIESGOS Y GASTOS	**21,39**	**24,65**
ACREEDORES A LARGO PLAZO	**343,17**	**340,47**
Deudas con entidades de crédito	323,31	332,10
Otras deudas a Largo	19,86	8,37
ACREEDORES A CORTO PLAZO	**464,63**	**490,48**
Deudas con entidades de crédito	155,45	134,52
Acreedores comerciales	168,48	173,59
Otras deudas a corto	135,93	177,60
Ajustes por periodificación	4,77	4,77
TOTAL PASIVO	*1.501,14*	*1.478,53*

INVERSIONES

La política de control del endeudamiento llevada a cabo por el Grupo, justifica la contención de las inversiones durante el ejercicio. El importe total de inversiones ha ascendido a 132 millones de euros frente a 308 millones de euros en el ejercicio 2002.

Las inversiones recurrentes ha sido las siguientes:

INVERSIONES RECURRENTES 2002	Millones €
Editorial	34,8
Ocio y Entretenimiento	11,9
Impresión	11,1
El País	9,7
Radio	4,4
Prisacom	4,2
Edificios	14,3
Otros	11,4
Total	**101,8**

Las inversiones de expansión han sido las siguientes:

INVERSIONES DE EXPANSION 2002	Millones €
Caracol	13,2
Espacio Editorial	6,4
Televisiones locales	5,1
Tesela	2,0
Otros	3,3
Total	**30,0**

En consecuencia, las inversiones totales ascienden a 131,8 millones de euros.

POSICIÓN NETA DE TESORERÍA

La deuda neta a diciembre de 2002 asciende a 436 millones de euros frente a 371 millones de euros a 31 de diciembre de 2001.

POSICION FINANCIERA NETA 2002	MM €
Deuda financiera	
A largo plazo	323,31
A corto plazo	155,45
Tesorería e inversiones financieras temporales	42,91
Deuda neta	**435,85**

La deuda a largo plazo representa el 68% del total de la deuda financiera.
Por monedas, un 61% de la deuda está denominada en euros y el resto en dólares.

El ratio deuda neta/EBITDA a 31 de diciembre es de 2,15 veces y la proporción de deuda neta sobre fondos propios es del 70,4%.

ESTADO DE FLUJOS DE FONDOS

	31/12/2002
EBIT	**119,44**
Amortizaciones	70,22
Variación de circulante no financiero	(97,32)
Inversiones	(131,80)
Resultado financiero	(28,96)
Resultado extraordinario	(13,50)
Impuestos	27,13
Dividendos repartidos	(18,71)
Renumeración consejeros	(1,44)
Otros	10,02
VARIACIÓN DEUDA NETA	**64,92**

Las principales partidas incluidas en la variación del circulante no financiero son:

-Pagos realizados en 2002 correspondientes a inversiones del año 2001 por importe de 38 millones de euros
-Incremento de cuentas a cobrar por importe de 26 millones de euros

COMPORTAMIENTO DE LAS UNIDADES DE NEGOCIO

En 2002, los aspectos a resaltar de la evolución de las unidades de negocio se muestran a continuación:

- El EBIT de **El País** se sitúa en 74 millones de euros, pese a que los ingresos publicitarios experimentaron una caída del 2,9%.
- Los ingresos de la **Radio** crecen un 3% y el resultado de explotación (EBIT) mejora un 5,5%.
- **Santillana** ha obtenido unos buenos resultados en un contexto de incertidumbre política y atonía económica en algunos de los principales países latinoamericanos.
- **Prensa Especializada y Regional alcanzan EBITDA positivo**. Diario As obtuvo un resultado de explotación de 5,36 millones de euros.
- Desarrollo en **Medios Internacional**, que incluye por primera vez las cifras procedentes de Radiópolis y Caracol, consolidados por integración proporcional y global respectivamente.
- Prisa vendió un 14% de Pretesa – la sociedad holding que agrupa sus diferentes **televisiones locales** – a Fingalicia, S.A y Agrupación Radiofónica, S.A
- Reestructuración y ajustes en el negocio de la **Música** ante las nuevas condiciones del mercado.

INGRESOS DE EXPLOTACIÓN			
	ACUMULADO DICIEMBRE		
Millones de euros	2002	2001	Var %
El País	298,18	291,27	2,4
Prensa Espec y Regional	106,24	102,34	3,8
Radio	184,65	179,33	3,0
TV locales	13,53	7,73	75,0
Medios Internacional	48,28	19,24	-
Educación y Formación	346,86	388,96	(10,8)
Prisacom	16,54	8,59	92,6
Ocio y Entretenimiento	47,83	40,38	18,5
Impresión	95,91	97,10	(1,2)
GDM	80,85	82,46	(1,9)
Distribución	178,13	160,04	11,3
Otros	18,08	17,73	2,0
Ajustes de consolidación	(219,19)	(198,25)	10,6
TOTAL	**1.215,89**	**1.196,92**	**1,6**

RESULTADO DE EXPLOTACIÓN			
	ACUMULADO DICIEMBRE		
Millones de euros	2002	2001	Var %
El País	73,68	56,99	29,3
Margen EBIT	**24,7%**	**19,6%**	
Prensa Espec. y Regional	(2,06)	(7,40)	72,2
Margen EBIT	**(1,9%)**	**(7,2%)**	
Radio	35,37	33,53	5,5
Margen EBIT	**19,2%**	**18,7%**	
TV local	(13,56)	(12,11)	(12,0)
Margen EBIT	-	-	
Medios Internacional	(4,12)	(4,94)	16,6
Margen EBIT	**(8,5%)**	**(25,7%)**	
Educación y Formación	38,93	45,01	(13,5)
Margen EBIT	**11,2%**	**11,6%**	
Prisacom	(8,89)	(12,36)	28,1
Margen EBIT	**(53,7%)**	-	
Ocio y Entretenimiento	(8,82)	1,87	-
Margen EBIT	**(18,4%)**	**4,6%**	
Impresión	8,92	14,08	(36,6)
Margen EBIT	**9,3%**	**14,5%**	
GDM	6,52	7,25	(10,1)
Margen EBIT	**8,1%**	**8,8%**	
Distribución	0,33	0,09	-
Margen EBIT	**0,2%**	**0,1%**	
Otros	(6,86)	(6,00)	(14,3)
TOTAL	**119,44**	**116,00**	**3,0**

EL PAÍS

Millones de euros	ACUMULADO DICIEMBRE 2002	2001	Var %
Total Ingresos explotación	298,18	291,27	2,4
Total gastos explotación	224,50	234,28	(4,2)
EBIT	73,68	56,99	29,3
%/Ventas	24,7%	19,6%	
EBITDA	84,21	66,65	26,4

Ingresos de explotación


MN €
350,0
300,0
250,0
200,0
150,0
100,0
50,0
0,0
291,3
298,2
2001
2002

Resultado de explotación (EBIT)


MN €
90,0
80,0
70,0
60,0
50,0
40,0
30,0
20,0
10,0
0,0
57,0
73,7
2001
2002

Los ingresos publicitarios, que representan un 55% del total de los ingresos de explotación, experimentan una caída del 2,9%, mejorando en el último trimestre del año, donde se incrementan un 0,4%.

Los ingresos por circulación, que representan un 42% del total, experimentan un crecimiento del 7,2%, debido en parte al incremento en el precio de los ejemplares, de 0,9€ a 1€, desde el 4 de marzo de 2002.

Las difusiones tanto del **diario** como del suplemento **El País Semanal (EPS)** durante el ejercicio se muestran a continuación:

	Enero-Diciembre 2002	Enero-Diciembre 2001	Variación %
Diario El País	435.299	433.617	0,4
El Pais Semanal	725.710	732.681	(0,9)

Los otros ingresos, que representan un 3% del total, corresponden principalmente a promociones. En 2002, estos ingresos han aumentado de manera notoria, como consecuencia del éxito de las campañas promocionales realizadas.

La política de contención y ahorro de costes, que empezó a implementarse en 2001, ha conducido a una significativa reducción de **los gastos de explotación**, que disminuyen un 4,2%.

Así, **el consumo de papel**, que supone un 20% del total de los gastos de explotación, ha experimentado una reducción del 14% respecto al mismo periodo del año anterior, debido al menor precio y a ahorros en paginación.

Pese a la caída del mercado publicitario, el **margen de EBIT sobre ventas** se sitúa en el 24,7%, mejorando notoriamente frente al 19,6% del 2001.

PRENSA ESPECIALIZADA Y REGIONAL

Millones de euros	ACUMULADO DICIEMBRE 2002	2001	Var %
Total Ingresos explotación	**106,24**	**102,34**	**3,8**
Total gastos explotación	**108,30**	**109,74**	**(1,3)**
EBIT %/Ventas	**(2,06)** (1,9%)	**(7,40)** (7,2%)	**72,2**
EBITDA	**0,92**	**(4,11)**	**-**

Ingresos de explotación


MN €
120,0
100,0
80,0
60,0
40,0
20,0
0,0
102,3
106,2
2001
2002

Resultado de explotación (EBIT)


MN €
10,0
0,0
-10,0
-20,0
-7,4
-2,1
2001
2002

El incremento sustancial de los ingresos experimentado en Diario As y Prensa regional, junto con el esfuerzo en la contención de gastos, que disminuyen un 1,3% en términos anuales, ha dado lugar a que por primera vez se haya obtenido un EBITDA positivo de 0,9 millones de euros, así como una disminución significativa de las pérdidas operativas.

Diario As mejora notoriamente sus resultados destacando:

- Un incremento en los ingresos de publicidad del 17,4%.
- Una mejora muy significativa del EBIT, que asciende a 5,36 millones de euros, frente a 1,32 de millones de euros en el mismo periodo del ejercicio anterior.

Su difusión media diaria alcanza los 176.892 ejemplares, que comparan con 181.113 del ejercicio anterior.

La difusión media diaria alcanzada por **Cinco Días** ha sido de 24.621 ejemplares, frente a los 25.535 ejemplares del ejercicio anterior, lo que supone una caída del 3,6%. Los ingresos publicitarios han experimentado una caída del 16,1%.

La Prensa Regional reduce sus pérdidas notablemente, arrojando un resultado de explotación negativo de 4,38 millones de euros frente a los 6,95 millones de euros negativos del ejercicio anterior. Esta mejora obedece a los mayores ingresos publicitarios y de circulación, que se han incrementado un 32,8% y un 9,0% respectivamente, y al esfuerzo en el ahorro de gastos.

El 22 de septiembre se empezó a comercializar el suplemento de fin de semana DOMINICAL, fruto del acuerdo firmado entre el Grupo Prisa y el Grupo Zeta, materializado en la creación de una sociedad participada al 50% por cada grupo.
La nueva publicación tiene una difusión estimada de 500.000 ejemplares y una audiencia potencial de más de un millón de lectores.

1691

a Control number	
OMB No. 1545-0008	
1 Wages, tips, other compensation	101,712.84
2 Federal income tax withheld	20,085.52
c Employer's name, address, and ZIP code	SECURITIES AND EXCHANGE COMMIS SEOO DENVER ASC PAYROLL OFFICE PO BOX 272030 MAIL STOP: D-2613 DENVER, CO 80227-9030
3 Social security wages	84,900.00
4 Social security tax withheld	5,263.80
5 Medicare wages and tips	112,712.84
6 Medicare tax withheld	1,634.39
b Employer's identification number	841024566
9 Advance EIC payment	
d Employee's social security number	171-42-4179
10 Dependent care benefits	
e Employee's name, address, and ZIP code	MARY A CASCIO 484 FELGAR ROAD SOMERSET, PA 15501
14 Other	6. 1,127.16
12	D. 11,000.00
13 Retirement plan	X

15 State	Employer's state I.D. No.	16 State wages, tips, etc	17 State income tax	18 Local wages, tips, etc.	19 Local income tax	20 Locality name
PA	84-1024566	112,712.84	3,156.05			

W-2 Wage and Tax Statement 2002

Copy B To be filed with Employee's FEDERAL tax return
This information is being furnished to the Internal Revenue Service

Department of the Treasury
Internal Revenue Service

CUT ON THIS LINE -

1691

a Control number	
OMB No. 1545-0008	
1 Wages, tips, other compensation	101,712.84
2 Federal income tax withheld	20,085.52
c Employer's name, address, and ZIP code	SECURITIES AND EXCHANGE COMMIS SEOO DENVER ASC PAYROLL OFFICE PO BOX 272030 MAIL STOP: D-2613 DENVER, CO 80227-9030
3 Social security wages	84,900.00
4 Social security tax withheld	5,263.80
5 Medicare wages and tips	112,712.84
6 Medicare tax withheld	1,634.39
b Employer's identification number	841024566
9 Advance EIC payment	
d Employee's social security number	171-42-4179
10 Dependent care benefits	
e Employee's name, address, and ZIP code	MARY A CASCIO 484 FELGAR ROAD SOMERSET, PA 15501
14 Other	6. 1,127.16
12	D. 11,000.00
13 Retirement plan	X

15 State	Employer's state I.D. No.	16 State wages, tips, etc	17 State income tax	18 Local wages, tips, etc.	19 Local income tax	20 Locality name
PA	84-1024566	112,712.84	3,156.05			

RADIO

Millones de euros	ACUMULADO DICIEMBRE 2002	2001	Var %
Total Ingresos explotación	184,65	179,33	3,0
Total gastos explotación	149,28	145,80	2,4
EBIT %/Ventas	35,37 19,2%	33,53 18,7%	5,5
EBITDA	40,35	37,73	6,9

Ingresos de explotación


MN €
240,0
200,0
160,0
120,0
80,0
40,0
0,0
179,3
184,7
2001
2002

Resultado de explotación (EBIT)


MN €
50,0
40,0
30,0
20,0
10,0
0,0
33,5
35,4
2001
2002

Durante el año, **los ingresos de explotación** de la radio en España se han incrementado un 3%. La posición de liderazgo de Prisa en este soporte le ha permitido comportarse mejor que el mercado, que según estimaciones propias, prácticamente no ha crecido.

El incremento en los ingresos publicitarios junto con el esfuerzo en la contención de costes produjo **una mejora operativa** del 5,5%. El margen de EBIT sobre ventas se sitúa en 19,2%.

En cuanto a **audiencia**, el EGM confirmó una vez más el liderazgo de la SER tanto en radio convencional como en radiofórmulas.

TV LOCALES

Millones de euros	ACUMULADO DICIEMBRE 2002	2001	Var %
Total Ingresos explotación	13,53	7,73	75,0
Total gastos explotación	27,09	19,84	36,5
EBIT	(13,56)	(12,11)	(12,0)
%/Ventas	-	-	
EBITDA	(11,29)	(10,97)	(2,9)

Ingresos de explotación


16,0
12,0
8,0
4,0
0,0
7,7
13,5
2001
2002

Resultado de explotación (EBIT)


0,0
-4,0
-8,0
-12,0
-16,0
-20,0
-12,1
-13,6
2001
2002

El negocio de las **televisiones locales**, que inició su actividad en el ejercicio 2000, se encuentra todavía en fase de expansión, por tanto, las principales variaciones con respecto al ejercicio anterior se explican por las incorporaciones de nuevas sociedades al perímetro de consolidación.

A raíz del acuerdo firmado con Fingalicia, S.A y Agrupación Radiofónica, S.A, el capital de Pretesa – la sociedad holding - queda participado en un 86% por Grupo Prisa y en un 14% por Fingalicia y Agrupación Radifonónica.

MEDIOS INTERNACIONAL

Millones de euros	ACUMULADO DICIEMBRE 2002	2001	Var %
Total Ingresos explotación	**48,28**	**19,24**	**-**
Total gastos explotación	**52,40**	**24,18**	**-**
EBIT **%/Ventas**	**(4,12)** **(8,5%)**	**(4,94)** **(25,7%)**	**16,6**
EBITDA	**0,68**	**(2,30)**	**-**


Ingresos de explotación
70,0
60,0
50,0
40,0
30,0
20,0
10,0
0,0
19,2
48,3
2001
2002


Resultado de explotación (EBIT)
2,0
0,0
-2,0
-4,0
-6,0
-8,0
-4,9
-4,1
2001
2002

Esta unidad, comprende los negocios de **Participaciones de Radio Latinoamericanas** en Chile, Costa Rica, EEUU, Francia y Panamá, **Grupo Caracol** en Colombia, **Radiópolis** en México y **Garafulic** en Bolivia.

El crecimiento en los ingresos y gastos obedece fundamentalmente a la contribución de **Radiópolis y Caracol** que han comenzado a consolidarse por integración proporcional y global respectivamente en el ejercicio 2002.

La contribución positiva de Caracol ha determinado que por primera vez el EBITDA de esta unidad de negocio sea positivo, produciéndose asimismo una notoria reducción de las pérdidas operativas, que mejoran un 17% en términos anuales.

En ejecución de los acuerdos alcanzados entre Grupo Prisa y el grupo empresarial y de medios de comunicación colombiano Valores Bavaria, para la constitución de una cadena de radio panamericana, ambos grupos aportaron a la sociedad holding de nueva creación, **GRUPO LATINO DE RADIO, S.L** sus respectivas acciones en la cadena de radiodifusión colombiana Grupo Caracol. Tras la aportación, Grupo Latino de Radio, S.L es titular del 77,37% del Grupo Caracol.

Asimismo, Prisa aportó a GRUPO LATINO DE RADIO, S.L su participación del 50% en el capital social de la subholding Participaciones de Radio Latinoamericanas, que

agrupa sus participaciones en radios de Chile, Costa Rica, Panamá, EEUU y Francia, y su cuota del 50% en el capital social de Radiópolis.

Tras las referidas aportaciones, GRUPO LATINO DE RADIO, S.L queda participada al 86,7% por Prisa y al 13,3% por Valores Bavaria, S.A.


PRISA
VALORES BAVARIA
86,7%
13,3%
GRUPO LATINO DE RADIO (GLR)
77,73%
50%
50%
GRUPO CARACOL (Colombia)
SISTEMA RADIOPOLIS (México)
PARTICIPACIONES DE RADIO LATINOAMERICANAS
50%
CHILE
COSTA RICA
PANAMA
EEUU
FRANCIA

EDUCACIÓN Y FORMACIÓN

Millones de euros	ACUMULADO DICIEMBRE 2002	2001	Var %
Total Ingresos explotación	**346,86**	**388,96**	**(10,8)**
Total gastos explotación	**307,93**	**343,95**	**(10,5)**
EBIT	**38,93**	**45,01**	**(13,5)**
%/Ventas	**11,2%**	**11,6%**	
EBITDA	**72,56**	**78,41**	**(7,5)**

Ingresos de explotación


MN €
400,0
320,0
240,0
160,0
80,0
0,0
389,0
346,9
2001
2002

Resultado de explotación (EBIT)


MN €
70,0
60,0
50,0
40,0
30,0
20,0
10,0
0,0
45,0
38,9
2001
2002

La unidad de negocio Educación y Formación ha obtenido unos buenos resultados en un contexto de fuerte inestabilidad política y económica en algunos de los principales países latinoamericanos.

La positiva evolución de las campañas de libros de texto junto con el rigor en la utilización de los recursos, han permitido hacer frente a las dificultades del entorno y han contribuido a la consecución de unos buenos resultados.

Al analizar el comportamiento por países cabe destacar:

- Un buen comportamiento **en España**.
- **La campaña de México** incrementó incluso su volumen de ventas en moneda local.
- En **Brasil**, Moderna mejora en un 23% su resultado operativo.
- En el resto de **Latinoamérica**:
    - Santillana Argentina se ha visto afectada por la profunda crisis económica que sufre dicho país.

- El resto de las campañas, especialmente las de Perú, Ecuador, Colombia y las del área de Centroamérica, ha compensado en parte el efecto negativo de Argentina.

Durante el ejercicio 2002, el desglose de los ingresos y el EBIT por área geográfica ha sido:


INGRESOS
EBIT
RESTO LATAM: 20%
ESPAÑA & PORTUGAL: 40%
PERU: 4%
BRASIL: 12%
ARGENTINA: 3%
MEXICO: 21%
RESTO LATAM: 26%
ESPAÑA & PORTUGAL: 26%
BRASIL: 9%
MEXICO: 39%

OCIO Y ENTRETENIMIENTO

Millones de euros	ACUMULADO DICIEMBRE 2002	2001	Var %
Total Ingresos explotación	**47,83**	**40,38**	**18,5**
Total gastos explotación	**56,65**	**38,51**	**47,1**
EBIT	**(8,82)**	**1,87**	**-**
%/Ventas	**(18,4%)**	**4,6%**	
EBITDA	**(3,64)**	**3,88**	**-**

Ingresos de explotación


70,0
60,0
50,0
40,0
30,0
20,0
10,0
0,0
40,4
47,8
2001
2002

Resultado de explotación (EBIT)


1,9
2,0
-2,0
-6,0
-10,0
-14,0
-8,8
2001
2002

El incremento producido en ingresos y gastos se explica entre otras razones por la incorporación de la **productora audiovisual Tesela** al perímetro de consolidación, así como por el aumento de las ventas procedentes de derechos musicales y de organización de giras y conciertos.

El derrumbe del mercado de música y la extensión del fenómeno de la piratería y la gratuidad en Internet, han afectado considerablemente a los resultados de esta unidad, que ha sido sometida a una importante reestructuración para adaptarse mejor a las nuevas condiciones.

PRISACOM

Millones de euros	ACUMULADO DICIEMBRE 2002	2001	Var %
Total Ingresos explotación	16,54	8,59	92,6
Total gastos explotación	25,43	20,95	21,4
EBIT %/Ventas	(8,89) (53,7%)	(12,36) -	28,1
EBITDA	(6,34)	(10,81)	41,4


Ingresos de explotación
20,0
15,0
10,0
5,0
0,0
8,6
16,5
2001
2002


Resultado de explotación (EBIT)
2,0
0,0
-2,0
-4,0
-6,0
-8,0
-10,0
-12,0
-14,0
-16,0
-12,4
-8,9
2001
2002

Los ingresos han experimentado un crecimiento del 92,6% hasta alcanzar 16,5 millones de euros. Las principales líneas de actividad se concentran en la venta de contenidos a servicios de movilidad, que representa un 35% del total de ingresos, y en la venta de publicidad, que supone un 21% del total de los ingresos.

El aumento de los ingresos (93%), unido al esfuerzo en el ahorro de gastos ha dado lugar a una mejora del 28,1% en el resultado de explotación

En noviembre de 2002 el país.es lanzó su nueva edición digital de pago. La nueva versión digital cuenta con información actualizada en tiempo real, infografías animadas, elementos multimedia e interactividad por parte de los usuarios.
El número de suscripciones pagadas asciende a 10.000.

VENTAS DE PUBLICIDAD EN MEDIOS (GDM)

Millones de euros	ACUMULADO DICIEMBRE 2002	2001	Var %
Total Ingresos explotación	80,85	82,46	(1,9)
Total gastos explotación	74,33	75,21	(1,2)
EBIT	6,52	7,25	(10,1)
%/Ventas	8,1%	8,8%	
EBITDA	6,91	7,68	(10,0)

Dada la naturaleza del negocio de esta unidad para poder analizar adecuadamente la evolución es necesario calcular los ingresos netos de explotación. Estos, se han visto afectados por la crisis del mercado publicitario y disminuyen un 5,2% en términos anuales.

Millones de euros	ACUMULADO DICIEMBRE 2002	2001	Var %
Ventas de publicidad	80,85	82,46	(1,9)
Compras, consumos y aprov.	59,77	60,22	(0,8)
Ingresos netos explotación	21,08	22,24	(5,2)

Del total de publicidad gestionada por GDM, aproximadamente el 39% corresponde a medios ajenos al grupo y de empresas asociadas.

IMPRESIÓN

Millones de euros	ACUMULADO DICIEMBRE 2002	2001	Var %
Total Ingresos explotación	95,91	97,10	(1,2)
Total gastos explotación	86,99	83,02	4,8
EBIT	8,92	14,08	(36,6)
%/Ventas	9,3%	14,5%	
EBITDA	18,75	22,61	(17,1)

Ingresos de explotación


120,0
100,0
80,0
60,0
40,0
20,0
0,0
97,1
95,9
2001
2002

Resultado de explotación (EBIT)


20,0
15,0
10,0
5,0
0,0
14,1
8,9
2001
2002

El mercado de impresión ha tenido en el año 2002 un entorno complejo con caídas generalizadas de precios y actividad. Ello, unido a un incremento en los gastos de amortización derivado de la adquisición de una nueva planta de impresión, ha producido un empeoramiento del EBIT durante el año.

El desglose de los ingresos de explotación por mercado geográfico (doméstico y exportaciones), así como por la pertenencia o no de los clientes al Grupo Prisa (clientes del Grupo o terceros) ha sido la siguiente:

Clientes del Grupo: 41%



Clientes Terceros: 59%

Exportación: 30%



Nacional: 70%

ITEM 6

Grupo PRISA 

to the attention of the Economy and Communications sections

PRESS RELEASE

EARNINGS JANUARY-DECEMBER 2002

PRISA OBTAINS NET PROFITS OF 82 MILLION EUROS

- **Earnings increase 1.6% to 1,216 million euros, with operating earnings (EBIT) totaling 119 million euros, 3% higher than the previous year**
- **EL PAÍS and Cadena SER significantly improve their operating earnings.**
- **Santillana strengthens its solid position in the educational sector in Spain and Latin America**
- **PRISA consolidates its expansion in radio outside of Spain with the creation of Grupo Latino de Radio**

Departamento de Comunicación:
Gran Vía, 32, 6º - 28013 Madrid
Tel. : (34) 91 330 1079
Fax: (34) 91 330 1038
http://www.prisa.es

In a year noted for its economic deceleration and uncertainty, **Grupo PRISA** (PRS, Madrid) has demonstrated its solvency and its management capacity by obtaining net profits of 82 million euros, 8% higher than in 2001. **Earnings increased 1.6% to 1,216 million euros, with operating earnings (EBIT) totaling 119 million euros, 7% higher than the previous year.**

The increase in earnings was due to the growth in the sales of newspapers and magazines, which increased 8.6% to 237 million euros. There was also an increase in advertising earnings, which increased by 7% with respect to 2001 due to the incorporation of Mexican and Colombian radio stations into the global consolidation perimeter. Advertising sales in all of the group's media in Spain remained practically stable in the face of a noticeably greater decrease in the market.

In Latin America, Grupo PRISA's performance of was very satisfactory despite the political instability in some countries, economic uncertainty, and depreciation in local currencies with respect to the dollar, and the dollar's drop with respect to the euro, which has had a negative effect on the earnings of companies working in the area.

The radio businesses in Latin America was reorganized and consolidated, grouping them into the company Grupo Latino de Radio, S.L.

EL PAÍS

El PAÍS demonstrated its solidity and profitability with an increase in its operating earnings (EBIT) of 73.68 million euros, 29.3% higher than in 2001. This increase was due to increased revenues from circulation; a significant increase in revenues from promotions carried out by the newspaper; a notable cost limitation, with a reduction of 4.2%; and a decrease in advertising revenues that was less than that experienced by the sector. The margin of EBIT on sales was 24.7%, as opposed to 19.6% in 2001. The newspaper's circulation reached 435,690 copies, with a circulation of EL PAÍS SEMANAL of 725,690.

REGIONAL AND SPECIALIZED PRESS

Regional press significantly reduced its losses, with a notable increase in advertising revenue and circulation. The sports daily **AS** significantly increased its earnings, with a notable increase in operating earnings (EBIT) to total of

Departamento de Comunicación:
Gran Vía, 32, 6º - 28013 Madrid
Tel. : 34 - 913 301 000
Fax: 34 - 913 301 038/7
http://www.prisa.es

5.36 million euros, as opposed to 1.32 million euros in 2001. In September of last year, the weekend supplement **DOMINICAL** was launched as a result of an agreement between **PRISA** and ZETA, with a circulation of 500,000 copies and a potential audience of one million readers.

RADIO / Cadena SER

Cadena SER improved its operating earnings by 5.5% thanks to advertising sales and a considerable effort to limit costs. The margin of EBIT on sales was also higher with respect to 2001. **Cadena SER** increased its lead in all timeslots in both conventional and formula radio, with a total audience of 4,431,000 listeners.

LOCALIA

PRISA operates 73 local television stations throughout Spain under the name **Localia TV**, which received a considerable push in 2002 with the incorporation of Fingalicia and Agrupación Radiofónica as new partners, with 14% of the capital of **PRETESA**, the company whose activity includes these activities.

SANTILLANA

Textbook sales were positive in Spain and produced excellent earnings in Mexico and Brazil, where Editora Moderna, acquired by the Group in the year 2000, improved its operating earnings by 23%. In the rest of Latin America, sales in Peru, Ecuador, Colombia, and the area of Central America partly compensated for the negative effects of Argentina's deep economic crisis.

INTERNATIONAL RADIO

In 2002, the activities of Grupo Latino de Radiodifusión in Chile, Costa Rica, Panama, the U.S., and France, and Grupo Caracol in Colombia and Radiópolis in Mexico were combined into a single holding company called **Grupo Latino de Radio, S.L.** The Unidad de Medios Internacional, dedicated mainly to the expansion and development of radio in Latin America, obtained positive EBITDA and substantially reduced operating losses, which improved by 17% for the year.

LEISURE AND ENTERTAINMENT

The crisis in the recording industry, aggravated by phenomena such as piracy and free music downloads on the Internet, caused a significant restructuring of this business unit. There was a notable increase in sales of music copyrights and an increase in revenues from the organization of tours and concerts, as well as the acquisition of the audio-visual production company TESELA.

Departamento de Comunicación:
Gran Via, 32, 6ª - 28013 Madrid
Tel. : 34 - 913 301 000
Fax: 34 - 913 301 038/7
http://www.prisa.es

PRISACOM

The business unit devoted to the operation and production of digital content increased its earnings by 92.6% to 16.5 million euros, making it possible to improve operating earnings (EBIT) by 28.1%. In November 2002, **Prisacom** launched the new paid digital edition of **Elpais.es**, which in just three months already has 10,000 subscribers.

Activities in the sale of advertising in the media and publications closed the year with notable earnings in the context of their respective sectors, although they were affected by the crisis in the advertising market, and in the case of **Prisaprint**, by the cost of the amortization of a new printing plant.

SOGECABLE

On January 29th, the Chairmen of **Sogecable** and Telefónica decided to continue with the process of integrating their respective digital platforms (Canal Satélite Digital and Vía Digital), in compliance with the requirements imposed by the Council of Ministers on November 29, 2002. The merger of the two companies will give rise to the leading pay television platform in Spain, with more than 2.5 million customer households and aggregate earnings in 2002 of more than 1,300 million euros. **PRISA** will continue as the reference shareholder and will be responsible for the management of the company.

MAIN FINANCIAL FIGURES
Consolidated profit and loss statement

Millions €	CUMULATIVE TOTAL DECEMBER 2002	2001	Var %
Operating earnings	**1,215.89**	**1,196.92**	**1.6**
EBITDA	**202.96**	**187.91**	**8.0**
EBIT	**119.44**	**116.00**	**3.0**
Financial profits	(28.96)	(23.46)	(23.4)
Equity profits	(4.80)	9.35	-
Amortization going-concern value	20.02	15.16	32.1
Profits ordinary activities	**65.66**	**86.73**	**(24.3)**
Extraordinary profits	(13.50)	(7.96)	(69.6)
Profits before taxes	**52.16**	**78.78**	**(33.8)**
Profit tax	(27.13)	0.85	-
Profit attributed external partners	(2.77)	1.25	-
Net earnings	**82.06**	**76.68**	**7.0**

Madrid, February 21, 2001

Departamento de Comunicación:
Gran Via, 32, 6ª - 28013 Madrid
Tel.: 34 - 913 301 000
Fax: 34 - 913 301 038/7
http://www.prisa.es

ANEXO I



2002 RESULTS

GRUPO PRISA POSTED A NET INCOME OF €82 MILLION

Revenues increased by 1.6%, up to €1,216 million, EBITDA came in at €203 million, a 8% increase over the previous year and EBIT increased by 3%, reaching €119 million.

Some of the most relevant aspects during the year were the following:

- **Newspaper & Magazine sales** increased by 8.6%, up to €237 million.
- **Advertising revenues' good performance**, which outperformed the overall Spanish market.
- **EBIT** increased **by 3%**, reaching €119 million. This improvement was mainly due to the cost-cutting initiatives carried out in every business division.
- **Remarkable operating improvements in El País and Radio.**
- **Santillana's educational campaigns** in both Spain and Latam successfully performed, considering the political instability and the economic sluggishness of the Latin-American countries' economies.
- **Significant reduction of losses** in the new business divisions of Regional Press and Prisacom.
- Successful implementation of the **cost-cutting plan,** amounting to €10 million.
- Year of consolidation in the international area. The new holding Grupo Latino de Radio, S.L. was set up in order to reinforce the Radio businesses in Latam.
- 2002 CAPEX amounted to €132 million.
- Net Debt/Ebitda ratio stood at 2.15.

GENERAL

2002 was characterized by the persistent economic instability worldwide, and by the increasing complexity of the international geopolitical environment, intensified in the last months of the year. In Latin America, the period elapsed with political uncertainties, resulting in inflation sceneries and devaluation of local currencies versus dollar, which notably conditioned the results of the principal companies.

Grupo Prisa's strength and soundness maintained within this complex environment, together with the effort carried out in the implementation of the cost-cutting policies have allowed it to reach such good results: **Revenues increased by 1.6%, reaching €1,216 million with a 3% improvement at EBIT level, and a net profit amounting to €82 million, 7% higher than the previous year.**

ADVERTISING MARKET

In Spain, the advertising market continued to decrease for second year in a row, as a consequence of the consumption downfall and the cost-cutting policies carried out in most of the companies.

The overall advertising revenues of the group, which accounted for 38% of operating revenues, reached €459 million, a 6.7% increase over the previous year. Revenues figure included the contributions from Radiópolis and Caracol, which were consolidated, by proportional and global integration respectively, for the first time in 2002. On a like-for-like basis, advertising revenues would have remained practically unchanged, improving the market performance, which underwent an estimated drop of around 2%.

LATIN AMERICA

Despite the political uncertainty context and the economic sluggishness in some of the main Latin American countries, the performance of the group was very positive. The efficiency in the usage of resources represented a key to steel against the surrounding difficulties.

Of the total revenues coming from the area, 81% correspond to the publishing business Santillana. The positive performance of the educational sales in Mexico, Brazil, Peru, Colombia, Ecuador and Central America should be highlighted. In addition, revenues in most of the countries have increased in local currency terms.

2002 has been a year in which the International Media business division was consolidated by setting up a new holding (Grupo Latino de Radio, S.L.), which includes the radio subsidiaries in Latin America. Revenues coming from this business division increased by 150.9% and represented 17% of total international revenues.

NEW BUSINESS DIVISIONS

For the new business divisions, a special focus was made on the reduction of losses in the maturing process. It is worth mentioning the improvement experienced by local newspapers and the Internet business division.

The companies included in the Music division underwent a deep restructuring, adapting their size and guiding their targets as a result of the profound crisis that the music industry is experiencing.

COST-CUTTING PLAN

The cost-cutting plan fixed in €10 million for 2002 was successfully implemented. The control and follow-up of the plan during the year allowed the successful performance.

Purchase centralization and shared service management contributed, to a large extent, to improve the operating revenues.

P & L ACCOUNT

The main financial figures of Grupo Prisa's P&L account during 2002 can be summarized as follows:

€ Million	ACCUMULATED 2002	2001	Chg %
Revenues	1,215.89	1,196.92	1.6
EBITDA	**202.96**	**187.91**	**8.0**
EBIT	**119.44**	**116.00**	**3.0**
Financial Result	(28.96)	(23.46)	(23.4)
Equity Method Result	(4.80)	9.35	-
Goodwill Amortization	20.02	15.16	32.1
Income before extraordinary items	**65.66**	**86.73**	**(24.3)**
Extraordinary Result	(13.50)	(7.96)	(69.6)
Pre-Tax Profit	**52.16**	**78.78**	**(33.8)**
Taxes over profits	(27.13)	0.85	-
Minority Interest	(2.77)	1.25	-
Net Profit	**82.06**	**76.68**	**7.0**

Revenues increased by 1.6% reaching €1,215.89 million, as compared to €1,196.92 million reached in 2001.

By category of activity, revenue breakdown was as follows:

€ Million	ACCUMULATED 2002	2001	Chg %
Advertising Revenues	459.29	430.64	6.7
Book and Right Sales	340.29	379.73	(10.4)
Newspaper Sales	237.15	218.45	8.6
Printing Sales	56.64	63.71	(11.1)
Music Sales	24.18	26.40	(8.4)
Other revenues	98.34	77.99	26.1
Total revenues	**1,215.89**	**1,196.92**	**1.6**

Advertising revenues increased by 6.7% year-on-year. Radiopolis and Caracol consolidated by proportional and global integration respectively for the first time in 2002 and contributed €30 million in advertising revenues during the year. Without the effect of these figures, 2002 advertising revenues would have remained practically unchanged in comparison to the same period of the previous year. This increase in revenues was above the Spanish advertising market performance, which, according to our own estimates, experienced a drop of near 2%.

Regarding the advertising performance by divisions, it is worth mentioning the growth in Radio (+3.0%), Diario As (+17.4%), Regional Press (+32.8%) and Prisacom (+128.8%). Advertising revenues of El País declined by 2.9%.

Book & Right sales dropped by 10.4%, down to €340.29 million. The crisis in Argentina is reflected in these figures, and is the main cause of this drop. Nevertheless, it is worth highlighting the positive performance of the book sales campaigns in Spain, Mexico, Brazil, Peru, Colombia, Ecuador and Central America.

Magazine and Newspaper sales experienced an increase of 8.6% reaching €237.15 million. This is partly explained by the cover price increases that took place in El País and Diario AS in the first quarter of the year.

The average daily circulation of the main newspapers of the group has been the following:

	2002	2001	Chg %
El País	435,299	433,617	0.4
AS	176,892	181,113	(2.3)
Cinco Días	24,621	25,535	(3.6)

Printing sales decreased by 11.1%, namely due to the weak demand and the worsening of prices.

Music sales declined by 8.4% as a result of piracy phenomenon and the change in the distribution model that new technologies are producing in the market.

Other operating revenues increased by 26.1% mainly due to higher revenues coming from content sale in Local TV and Internet business divisions, as well as the first time consolidation of the film production company, Tesela.

Revenue breakdown by category of activity could be depicted as follows:


Advertising
Books & Rights
Newspapers
Others
28%
20%
14%
32%
18%
14%
2002
2001

Geographic distribution of revenues in 2001 and 2002 was the following:


2002
23%
77%
Spain
International
2001
25%
75%
Spain
International

In 2002, international and national revenues accounted for 77% and 23% respectively of total revenues. In the previous year, international revenues represented 75% of total revenues, while domestic revenues accounted for 25%.

Around 73% of the Group's international revenues came from the publishing business division, Santillana, 10% stemmed from the Printing unit, whereas the rest corresponded to the activities from Radiopolis in Mexico, Participaciones de Radio Latinoamericanas (Chile, Panama, Costa Rica, and Miami), Caracol in Colombia and Garafulic in Bolivia. The consolidation of Caracol and Radiopolis partly offset the lower contribution from the publishing division in America.

EBITDA came in at €203 million, 8% higher year-on-year.

EBIT amounted to €119 million, as compared to €116 million reached during the previous year, which demonstrates a 3% increase. **The significant improvement experienced by El País, Radio, Specialized Press, Prisacom and International Media resulting from the cost control programme was able to offset the following:**

- Argentina's impact on Santillana.
- The negative contribution of the new business divisions such as *local TVs*-which keeps expanding- and *music*- particularly influenced by piracy.
- The worse performance of the *printing* business, whose market experienced an overall downfall in both activity and prices- and *GDM*, influenced by the advertising market crisis.

EBIT **breakdown by geographic area** in 2001 and 2002 was the following:


2002
24%
76%
Spain
International
2001
30%
70%
Spain
International

During 2002, 76% of EBIT came from the Spanish market and 24% from the international market, as opposed to 70% and 30% respectively in 2001.

The financial result worsened mainly due to an increase of negative differences in the exchange rate and by lower financial revenues.

The equity method result, included the stakes in Antena 3 Radio and Sogecable. The principal decrease with regard to the previous year was namely due to:

- Sogecable's losses, which included the updating of the valuation of the financial investment that the company has in Canal + Technologies, despite the fact that the latter's sale has not yet been completed, and,

- The lower contribution of Antena 3 Radio, which contributed €4.84 million in extraordinary revenues in 2001, stemming from the sale of the high frequency network to Media Latina.

Extraordinary Result reached negative €13.5 million. Revenues were mainly derived from the price adjustment of Prisa's investment, carried out in 1999, in Radio Caracol and Participaciones de Radio Latinoamericanas, and from the incorporation of new shareholders in the Local TVs business. Expenses included provisions and compensations for layoffs.

According to the ICAC new accounting rules, Grupo Prisa registered pending tax deductions corresponding to the 25% of the investments carried out in 2001 in Moderna, in Brazil, and Radiopolis, in Mexico. This is the reason why income for corporation tax amounted to €27.13 million.

Net Profit reached €82.06 million as compared to €76.68 million registered in the previous year, which demonstrates a 7% increase.

BALANCE SHEET

ASSETS	€ Million 12/31/2002	€ Million 12/31/2001
TOTAL FIXED ASSETS	**695.03**	**635.91**
Start-up expenses	22.37	15.37
Intangible assets	128.36	112.48
Tangible fixed assets	336.87	311.62
Long-term financial investments	179.72	171.73
Treasury stock	27.71	24.72
GOODWILL IN CONSOLIDATION	**252.37**	**288.04**
DEFERRED CHARGES	**4.06**	**4.37**
CURRENT ASSETS	**549.68**	**550.21**
Inventories	94.38	103.21
Accounts receivable	400.76	342.88
Short-term financial investments	27.09	64.48
Cash	15.81	31.22
Prepayments	9.75	8.24
Subscribed shares not paid-in	1.89	0.19
TOTAL ASSETS	*1,501.14*	*1,478.53*

LIABILITIES	€ Million 12/31/2002	€ Million 12/31/2001
TOTAL SHAREHOLDERS EQUITY	**619.47**	**594.12**
Capital Stock	21.88	21.88
Controlling company reserves	515.53	495.56
Income attributed to the controlling company	82.06	76.68
MINORITY INTEREST	**31.92**	**27.22**
DEFERRED REVENUES	**20.56**	**1.59**
PROVISIONS FOR CONTINGENCES & EXPENSES	**21.39**	**24.65**
LONG TERM LIABILITIES	**343.17**	**340.47**
Payable to credit entities	323.31	332.10
Other long-term debts	19.86	8.37
CURRENT LIABILITIES	**464.63**	**490.48**
Payable to credit entities	155.45	134.52
Trade accounts payable	168.48	173.59
Other short-term debts	135.93	177.60
Accrual accounts	4.77	4.77
TOTAL LIABILITIES	*1,501.14*	*1,478.53*

CAPEX

The debt control policy carried out by Grupo Prisa led to a rationalization of the CAPEX during this period. Thereby, total CAPEX amounted to €132 million as opposed to €308 million in 2001.

Recurring Capital expenditures were the following:

RECURRING CAPEX 2002	€ Million
Education	34.8
Leisure & Entertainment	11.9
Printing	11.1
El País	9.7
Radio	4.4
Prisacom	4.2
Buildings	14.3
Others	11.4
Total	**101.8**

Growth investments were the following:

GROWTH INVESTMENTS 2002	€ Million
Caracol	13.2
Espacio Editorial	6.4
Televisiones locales	5.1
Tesela	2.0
Others	3.3
Total	**30.0**

Consequently, total CAPEX amounted to €131.8 million.

NET DEBT POSITION

Net debt as of December 31, 2002 amounted to €436 million in comparison to €371 as of December 31, 2001.

NET DEBT POSITION 2002	€ Million
Financial debt	
Long Term	323.31
Short Term	155.45
Cash and cash equivalents	42.91
Net debt	**435.85**

Long-term debt accounted for 68% of the total financial debt. By currency, 61% of the debt was in euros and the rest in dollars.

The ratio net debt/EBITDA as of December 31, 2002 was 2.15 and the proportion of net debt to equity was 70.4%.

CASH FLOW STATEMENT

	12/31/2002
EBIT	**119.44**
Depreciation & Amortization	70.22
Change in Working capital items	(97.32)
CAPEX	(131.80)
Financial Result	(28.96)
Extraordinary result	(13.50)
Taxes	27.13
Dividends paid	(18.71)
Board of director honoraries	(1.44)
Others	10.02
Net debt change	**64.92**

The main **captions** included in the change in working capital items were the following:

- Accounts payable decrease as a consequence of a €38 million disbursement made in 2002 corresponding to investments made in 2001.

- €26 million increase in the accounts receivable caption.

BUSINESS DIVISIONS PERFORMANCE

The main highlights regarding the evolution of the different business divisions in 2002 are shown below:

- EBIT in **El País** boosted to €74 million, despite advertising revenues experiencing a 2.9% drop.
- **Radio** revenues and EBIT increased by 3% and 5.5% respectively.
- **Santillana's good performance,** considering the political instability and the economic sluggishness in some of the main Latin-American countries.
- **Specialized and Regional press obtained black numbers at EBITDA level.** Diario AS EBIT amounted to €5.36 million.
- Development of **International Media,** which included for the first time the figures coming from Radiopolis and Caracol, consolidated by proportional and global integration respectively.
- Prisa sold a 14% stake in Pretesa – the holding company that includes its different **local televisions** – to Fingalicia, S.A and Agrupación Radiofónica, S.A.
- Restructuring of the **Music** business because of the new conditions of the market.

OPERATING REVENUES			
	ACCUMULATED		
€ Million	2002	2001	Change %
El País	298.18	291.27	2.4
Spec. & Regional Press	106.24	102.34	3.8
Radio	184.65	179.33	3.0
Local TV	13.53	7.73	75.0
International Media	48.28	19.24	-
Education & General Editions	346.86	388.96	(10.8)
Prisacom	16.54	8.59	92.6
Leisure & entertainment	47.83	40.38	18.5
Printing	95.91	97.10	(1.2)
GDM	80.85	82.46	(1.9)
Distribution	178.13	160.04	11.3
Others	18.08	17.73	2.0
Consolidation Adjustments	(219.19)	(198.25)	10.6
TOTAL	**1,215.89**	**1,196.92**	**1.6**

EBIT			
	ACCUMULATED		
€ Million	2002	2001	Chg %
El País	73.68	56.99	29.3
EBIT Margin	**24.7%**	**19.6%**	
Spec. & Regional Press	(2.06)	(7.40)	72.2
EBIT Margin	**(1.9%)**	**(7.2%)**	
Radio	35.37	33.53	5.5
EBIT Margin	**19.2%**	**18.7%**	
Local TV	(13.56)	(12.11)	(12.0)
EBIT Margin	-	-	
International Media	(4.12)	(4.94)	16.6
EBIT Margin	**(8.5%)**	**(25.7%)**	
Education & General Edition	38.93	45.01	(13.5)
EBIT Margin	**11.2%**	**11.6%**	
Prisacom	(8.89)	(12.36)	28.1
EBIT Margin	**(53.7%)**	-	
Leisure & Entertainment	(8.82)	1.87	-
EBIT Margin	**(18.4%)**	**4.6%**	
Printing	8.92	14.08	(36.6)
EBIT Margin	**9.3%**	**14.5%**	
GDM	6.52	7.25	(10.1)
EBIT Margin	**8.1%**	**8.8%**	
Distribution	0.33	0.09	-
EBIT Margin	**0.2%**	**0.1%**	
Others	(6.86)	(6.00)	(14.3)
TOTAL	**119.44**	**116.00**	**3.0**

EL PAÍS

€ Million	ACCUMULATED 2002	2001	Change %
Operating Revenues	298.18	291.27	2.4
Operating Expenses	224.50	234.28	(4.2)
EBIT %/Sales	73.68 24.7%	56.99 19.6%	29.3
EBITDA	84.21	66.65	26.4

Revenues


MN €
350,0
300,0
250,0
200,0
150,0
100,0
50,0
0,0
291.3
298.2
2001
2002

EBIT


MN €
90,0
80,0
70,0
60,0
50,0
40,0
30,0
20,0
10,0
0,0
57.0
73.7
2001
2002

Advertising Revenues, which accounted for 55% of total revenues, decreased by 2.9% year-on-year, although improving in the last quarter, where they increased by 0.4%.

Circulation revenues, which represented 42% of total revenues, experienced a growth of 7.2%, partly due to the cover price increase, from €0.90 to €1, since March 4, 2002.

Circulation of both the **daily newspaper** and the Sunday edition, **El País Semanal (EPS)**, during this year resulted as follows:

	2002	2001	Change %
Diario El País	435,299	433,617	0.4
El Pais Semanal	725,710	732,681	(0.9)

Other revenues, which represented 3% of total revenues, mainly corresponded to promotions. In 2002, these revenues increased notably, because of the successful promotional campaigns performed during the year.

The cost-cutting programme, which began to be implemented in 2001, led to a significant decline of **operating expenses**, which decreased by 4.2%.

Paper consumption, which accounted for 20% of total operating expenses, experienced a 14% reduction over the year, due to lower prices and savings in the number of pages.

Despite the advertising market fall, **EBIT margin** came in at 24.7%, a notable improvement in relation to 19.6% posted in 2001.

SPECIALIZED & REGIONAL PRESS

€ Million	ACCUMULATED 2002	2001	Change %
Operating Revenues	106.24	102.34	3.8
Operating Expenses	108.30	109.74	(1.3)
EBIT %/Sales	(2.06) (1.9%)	(7.40) (7.2%)	72.2
EBITDA	0.92	(4.11)	-


Revenues
MN €
120,0
100,0
80,0
60,0
40,0
20,0
0,0
102,3
106,2
2001
2002
EBIT
MN €
10,0
0,0
-10,0
-20,0
-7,4
-2,1
2001
2002

The substantial increase in revenues experienced by Diario As and Regional Press, together with the control of the expenses, which decreased by 1.3% over the year, led to a positive EBITDA of €0.9 million for the first time. Additionally, losses at EBIT level experienced a remarkable reduction.

Diario As figures remarkably improved, highlighting the following issues:

- Advertising revenues increased by 17.4%.
- EBIT increased significantly, up to €5.36 million as compared to €1.32 million recorded in the previous year.

The average daily circulation reached 176,892 copies, as compared to previous year 181,113 copies.

The average daily circulation obtained by **Cinco Días** was 24,621 newspapers, as compared to 25,535 copies reached in 2001, a 3.6% decline. Advertising revenues declined by 16.1% year-on-year.

Regional Press reduced its losses notably, driving to a negative EBIT of €4.38 million in comparison to the negative €6.95 million registered in the previous year. This improvement is namely explained by higher advertising and circulation revenues, which increased by 32.8% and 9.0% respectively, and to the cost control initiatives.

On September 22 a new weekend supplement, DOMINICAL, began to be commercialized. This supplement has arisen from the agreement reached between Grupo Prisa and Grupo Zeta, materialized in the constitution of a company, 50% owned by both groups. The new supplement has an estimated circulation of 500,000 copies and a potential audience of more than a million readers.

RADIO

€ Million	ACCUMULATED 2002	2001	Change %
Operating Revenues	184.65	179.33	3.0
Operating Expenses	149.28	145.80	2.4
EBIT	35.37	33.53	5.5
%/Sales	19.2%	18.7%	
EBITDA	40.35	37.73	6.9


Revenues
MN €
240,0
200,0
160,0
120,0
80,0
40,0
0,0
179.3
184.7
2001
2002


EBIT
MN €
50,0
40,0
30,0
20,0
10,0
0,0
33.5
35.4
2001
2002

During 2002, Radio **operating revenues** in Spain increased by 3%. The indisputable leadership of Grupo Prisa in this sector allowed a better performance than the average radio market, which, according to our estimates, experienced a flat performance.

The increase in advertising revenues, together with the cost control effort, led **EBIT** to **improve** by 5.5%. In addition, EBIT margin stood at 19.2%

Regarding **audience**, EGM's third wave confirmed, once again, the leadership of SER, both in conventional and music radio formats.

LOCAL TV

€ Million	ACCUMULATED 2002	2001	Change %
Operating Revenues	13.53	7.73	75.0
Operating Expenses	27.09	19.84	36.5
EBIT %/Sales	(13.56) -	(12.11) -	(12.0)
EBITDA	(11.29)	(10.97)	(2.9)


Revenues
16,0
12,0
8,0
4,0
0,0
7.7
13.5
2001
2002
EBIT
0,0
-4,0
-8,0
-12,0
-16,0
-20,0
-12.1
-13.6
2001
2002

Local TV business, which was set up in 2000, is still at an expansion stage and consequently, the main changes with respect to the previous year came from the addition of new companies into the consolidation perimeter.

As a result of the agreement signed with Fingalicia, S.A and Agrupación Radiofónica, S.A, the capital share of Pretesa – the holding company – is finally 86% owned by Grupo Prisa and 14% by Fingalicia and Agrupación Radifonónica.

INTERNATIONAL MEDIA

€ Million	ACCUMULATED 2002	2001	Change %
Operating Revenues	48.28	19.24	-
Operating Expenses	52.40	24.18	-
EBIT %/Sales	(4.12) (8.5%)	(4.94) (25.7%)	16.6
EBITDA	0.68	(2.30)	-

Revenues


70,0
60,0
50,0
40,0
30,0
20,0
10,0
0,0
19.2
48,3
2001
2002

EBIT


2,0
0,0
-2,0
-4,0
-6,0
-8,0
-4.9
-4.1
2001
2002

This business division includes **Participaciones de Radio Latinoamericanas** in Chile, Costa Rica, USA, France and Panama, **Grupo Caracol** in Colombia, **Radiópolis** in Mexico and **Garafulic** in Bolivia.

The increase in revenues and expenses was namely due to the contribution, for the first time, of **Radiopolis and Grupo Caracol**. The former, was consolidated by proportional integration whereas the latter was consolidated by global integration.

The positive contribution of Caracol brought out a positive EBITDA for the first time in this division, producing, at the same time, a noticeable reduction of operating losses, which decreased by 17% over the year.

For the implementation of the agreements reached by Grupo Prisa and the Colombian media group Valores Bavaria, aimed to build up a new Pan-American radio network, both groups contributed to the new holding, **GRUPO LATINO DE RADIO, S.L.**, their stakes in the Colombian radio network Grupo Caracol. After the aforementioned contribution, Grupo Latino de Radio, S.L. owns 77.37% of Grupo Caracol.

In addition, Prisa contributed GRUPO LATINO DE RADIO, S.L. its 50% stake in the capital share of the sub holding Participaciones de Radio Latinoamericanas, which

includes its stakes in radio stations from Chile, Costa Rica, Panama, USA and France. Prisa also contributed the new holding its 50% stake in the Radiópolis capital share.

With the aforementioned contributions, GRUPO LATINO DE RADIO, S.L. is 86.7% owned by Prisa and 13.3% by Valores Bavaria, S.A.


PRISA
VALORES BAVARIA
86.7%
13.3%
GRUPO LATINO DE RADIO (GLR)
77.73%
50%
50%
GRUPO CARACOL (Colombia)
SISTEMA RADIOPOLIS (México)
PARTICIPACIONES DE RADIO LATINOAMERICANAS
50%
CHILE
COSTA RICA
PANAMA
EEUU
FRANCE

EDUCATION & GENERAL EDITIONS

€ Million	ACCUMULATED 2002	2001	Change %
Operating Revenues	346.86	388.96	(10.8)
Operating Expenses	307.93	343.95	(10.5)
EBIT %/Sales	38.93 11.2%	45.01 11.6%	(13.5)
EBITDA	72.56	78.41	(7.5)


Revenues
MN €
389.0
346,9
400,0
320,0
240,0
160,0
80,0
0,0
2001
2002
EBIT
MN €
70,0
60,0
50,0
40,0
30,0
20,0
10,0
0,0
45.0
38.9
2001
2002

This business division obtained good results despite the remarkable political and economic uncertainties in some of the main Latin American countries.
The favourable schoolbooks campaigns performance, together with the efficiency in the usage of resources, allowed the unit to face the difficulties of the environment and contributed to the good results obtained.

When analyzing the countries performance it should be highlighted the following issues:

- Good performance in **Spain**.
- In **Mexico,** sales increased in local currency terms.
- **In Brazil,** EBIT increased by 23%.
- Regarding the remaining **Latin American** countries:
    - Santillana Argentina was impacted by the economic slump that the country continues to undergo.

- The good performance of the remaining campaigns, particularly the ones in Peru, Ecuador, Colombia and Central America partly offset the negative impact of Argentina.

Revenue and EBIT geographic breakdown throughout 2002 was as follows:

REVENUES


SPAIN &
PORTUGAL: 40%
OTHERS: 20%
PERU: 4%
BRAZIL: 12%
ARGENTINA: 3%
MEXICO: 21%

EBIT


SPAIN &
PORTUGAL: 26%
OTHERS: 26%
BRAZIL: 9%
MEXICO: 39%

LEISURE & ENTERTAINMENT

€ Million	ACCUMULATED 2002	2001	Change %
Operating Revenues	47.83	40.38	18.5
Operating Expenses	56.65	38.51	47.1
EBIT %/Sales	(8.82) (18.4%)	1.87 4.6%	-
EBITDA	(3.64)	3.88	-


Revenues
70,0
60,0
50,0
40,0
30,0
20,0
10,0
0,0
40.4
47.8
2001
2002
EBIT
2,0
-2,0
-6,0
-10,0
-14,0
1,9
-8.8
2001
2002

The increase in revenues and expenses mainly derived from the first time consolidation of the **film production company TESELA**, as well as from the sales increase coming from musical rights and the organization of concerts.

The music market collapse, combined with the growth of piracy and the free Internet access, affected negatively this division. Consequently, this division has been restructured with the aim of facing up these adverse conditions.

PRISACOM

€ Million	ACCUMULATED 2002	2001	Change %
Operating Revenues	16.54	8.59	92.6
Operating Expenses	25.43	20.95	21.4
EBIT %/Sales	(8.89) (53.7%)	(12.36) -	28.1
EBITDA	(6.34)	(10.81)	41.4


Revenues
20,0
15,0
10,0
5,0
0,0
8.6
16.5
2001
2002
EBIT
2,0
0,0
-2,0
-4,0
-6,0
-8,0
-10,0
-12,0
-14,0
-16,0
-12.4
-8.9
2001
2002

Revenues increased by 92.6%, up to €16.5 million. The main business lines focus on the content sale to mobile telephony companies, and advertising. The former represented 35% of total revenues, while the latter accounted for 21% of revenues.

The revenue increase, together with the cost-cutting initiatives resulted in a 28% improvement at EBIT level.

As of November 2002, the site *pais.es* launched its new pay-per-view digital edition. This new version offers real time updated information, motion photos, multimedia elements and interactive quality for users.
As of December 2002, the number of paid subscriptions amounted to 10,000.

MEDIA ADVERTISING SALES (GDM)

€ Million	ACCUMULATED 2002	2001	Change %
Total Operating Revenues	80.85	82.46	(1.9)
Total Operating Expenses	74.33	75.21	(1.2)
EBIT	6.52	7.25	(10.1)
%/Sales	8.1%	8.8%	
EBITDA	6.91	7.68	(10.0)

In order to analyze this business division in accordance with its nature, it is important to calculate the net operating revenues: they were affected by the advertising market slump and declined by 5.2% over the year.

€ Million	ACCUMULATED 2002	2001	Change %
Advertising Sales	80.85	82.46	(1.9)
Supplies	59.77	60.22	(0.8)
Total net revenues	21.08	22.24	(5.2)

Of the total advertising managed by GDM, 39% approximately belongs to media different from the group and to associated companies.

PRINTING

€ Million	ACCUMULATED 2002	2001	Change %
Total Operating Revenues	95.91	97.10	(1.2)
Total Operating Expenses	86.99	83.02	4.8
EBIT %/Sales	8.92 9.3%	14.08 14.5%	(36.6)
EBITDA	18.75	22.61	(17.1)

Revenues


120,0
100,0
80,0
60,0
40,0
20,0
0,0
97.1
95.9
2001
2002

EBIT


20,0
15,0
10,0
5,0
0,0
14.1
8,9
2001
2002

In 2002, the printing market faced a complex environment in terms of price and activity downfalls. This, together with an increase in depreciation expenses derived from the acquisition of a new printing plant, led EBIT to decrease during the year.

Revenue breakdown by geographic region (both national and exports) and kind of client (Group clients and third parties) was as follows:

Group Clients: 41%



Third Parties: 59%

Exports: 30%



National: 70%

ITEM 7

Madrid, a 20 de marzo de 2003

COMUNICACIÓN INFORMACION RELEVANTE

Por el presente les comunicamos que el Consejo de Administración de PROMOTORA DE INFORMACIONES, S.A., ha decidido celebrar su Junta General Ordinaria de Accionistas, en Madrid, previsiblemente en primera convocatoria, el día 10 de abril de 2003.

El Orden del Día a tratar será el siguiente:

1º.- Examen y aprobación, en su caso, de las Cuentas Anuales (Balance, Cuenta de Pérdidas y Ganancias y Memoria) e Informe de Gestión, tanto de la sociedad como de su grupo consolidado, correspondientes al ejercicio 2.002, y propuesta de aplicación de resultados.

2º.- Aprobación de la gestión del Consejo de Administración durante el ejercicio 2.002.

3º.- Adopción de los acuerdos que procedan en relación con el Auditor de Cuentas de la sociedad y de su grupo consolidado, al amparo de lo dispuesto en los artículos 42 del Código de Comercio y 204 de la Ley de Sociedades Anónimas.

4º.- Cese y nombramiento de Consejeros.

5º.- Modificación del artículo 19 (Retribución de los Consejeros), de los Estatutos Sociales, adición de un nuevo artículo 21 bis (Comité de Auditoría y Cumplimiento) a los Estatutos Sociales y modificación del artículo 22 (Reunión del Consejo) de los Estatutos Sociales.

6º.- Autorización para la adquisición derivativa, directa o indirecta, de acciones propias, dentro de los límites y requisitos legales.

Revocación, en la parte no utilizada, de la autorización concedida para la adquisición derivativa de acciones propias en la Junta General de Accionistas de 18 de abril de 2.002.

7º.- Delegación de facultades

De conformidad con lo establecido en la disposición adicional tercera del Real Decreto 291/1992, de 27 de marzo, PROMOTORA DE INFORMACIONES, S.A. remitirá a las respectivas Sociedades Rectoras de las Bolsas y a la Comisión Nacional del Mercado de Valores, no más tarde de la fecha de publicación del anuncio de convocatoria de la Junta General, sus cuentas anuales e informes de gestión individuales y consolidados, junto a los correspondientes informes de auditoria.

ITEM 8

Grupo PRISA 

Madrid, a 24 de marzo de 2003

COMUNICACIÓN INFORMACION RELEVANTE

Como complemento a la Comunicación de Información Relevante remitida el día 20 de marzo de 2003 relativa al acuerdo de convocatoria de la Junta General Ordinaria de Accionistas de PROMOTORA DE INFORMACIONES, S.A. acompañamos el anuncio que se hará público el día 25 de marzo de 2003 así como la siguiente documentación que estará a disposición de los accionistas a partir de la fecha de convocatoria:

- Texto íntegro de las Cuentas Anuales (Balance, Cuenta de Pérdidas y Ganancias y Memoria) e Informe de Gestión referidos al ejercicio 2.002 de la Sociedad y su Grupo Consolidado, así como los respectivos informes del auditor de cuentas (punto primero del Orden del Día).

- Informe de los Administradores en relación con las modificaciones estatutarias propuestas (punto quinto del Orden del Día).

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28013 Madrid
Tel. 91 330 10 00